================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JUNE 2005

                         Commission File Number 1-15114

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                               (Registrant's name)

                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                        CALGARY, ALBERTA, CANADA T2W 3X6
                    (Address of principal executive offices)

1.   Notice of Meeting and Record Date from CIBC Mellon;
2.   News Release dated June 15, 2005;
3.   Material Change Report dated June 24, 2005;
4.   Form 52-109F1 Certificate of Annual Filings (CFO);
5.   Form 52-109F1 Certificate of Annual Filings (CEO);
6.   Form 13-502F1 Annual Participation Fee for Reporting Issuers;
7.   Audited Annual Financial Statements for the year ended March 31, 2005;
8.   MD&A for the year ended March 31, 2005; and
9.   Amended MD&A for the year ended March 31, 2005.


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _____________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


================================================================================

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Anthony Clark International Insurance Brokers Ltd., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 7, 2005

ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

By:
    /s/ "Joseph P. Giuffre"
----------------------------------
Joseph P. Giuffre
Director and Corporate Secretary

              CIBC Mellon Global Securities Services Company
                                   CIBC Mellon Trust Company  [CIBC MELLON LOGO]

June 15, 2005


British Columbia Securities Commission                        Alberta Securities Commission
Saskatchewan Securities Commission                            Manitoba Securities Commission
Ontario Securities Commission                                 Commission des Valeurs Mobillieres du Quebec
Office of the Administrator of Securities -- New Brunswick    Nova Scotia Securities Commission
Registrar of Securities -- Northwest Territories              Registrar of Securities, Yukon Territory
Registrar of Deed, Companies and Securities, Newfoundland     Director of Corporations, Prince Edward Island
Nunavut Legal Registries

The Toronto Stock Exchange


Dear Sirs:

RE:  ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. - PROFILE # 10468
     ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
--------------------------------------------------------------------------------

On behalf of our principal, Anthony Clark International Insurance Brokers Ltd., we wish to confirm the following dates regarding their Annual and Special Meeting of Shareholders:

DATE OF MEETING                                    August 15, 2005
RECORD DATE                                        July 11, 2005
MATERIAL MAIL DATE                                 July 15, 2005

APPLICABLE SECURITIES                              ISIN NO.

         Common Shares                             CA18145N1078


Yours truly,

CIBC MELLON TRUST COMPANY

"signed"

Donald A. Santini
Associate Manager
Client Relations
(403) 232-2413
donald_santini@cibcmellon.com



 600 The Dome Tower o 333-7th Avenue S.W. Suite 600 o Calgary, A.B. o T2P 2Z1
                     o Tel 403.232.2400 o www.cibcmellon.com

  CIBC Mellon Global Securities Services Company and CIBC Mellon Trust Company
             are licensed users of the CIBC and Mellon trademarks.

                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


ITEM I        NAME AND ADDRESS OF COMPANY
------        ---------------------------

Anthony Clark International Insurance Brokers Ltd. ("Anthony Clark") Suite 355, 10333 Southport Road S.W.
Calgary, Alberta T2W 3X6


ITEM 2        DATE OF MATERIAL CHANGE
------        -----------------------

June 15th, 2005


ITEM 3        NEWS RELEASE
------        ------------

A press release was issued at Calgary, Alberta on June 15 2005.


ITEM 4        SUMMARY OF MATERIAL CHANCE
------        --------------------------

Anthony Clark is pleased to announce that its wholly owned subsidiary, Addison York Insurance Brokers Ltd. ("Addison"), has closed a US$25,000,000 ($30,750,000
CDN) secured debt financing arrangement (the "Facility") with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC.


ITEM 5        FULL DESCRIPTION OF MATERIAL CHANGE
------        -----------------------------------

The Facility will be used to repay Addison's existing FCC and Oak Street credit facilities and certain other obligations amounting to approximately US$7.5 Million and the balance of the Facility used to fund future acquisitions of general insurance brokerages within the United States. The Facility will mature in five years and interest and principal is payable during the term based upon an excess cash flow availability formula. The Facility will have an interest rate of prime plus 6.25%, with an effective rate reduction of 1.5% and 2.5% for new equity raised of US$3.0 Million and US$5.0 Million respectively. As additional consideration for providing the Facility, Anthony Clark has issued the Lenders a total of 1,439,128 warrants exercisable to purchase 1,439,128 common shares at a price of $0.80CDN per share for a five-year period following the closing of this financing. The Facility has been fully guaranteed and secured by Anthony Clark and Heritage Hill Insurance Ltd., another wholly owned subsidiary of Anthony Clark.


In addition to the foregoing, on June 15, 2005, Mahesh Bhatia was appointed as the Chief Financial Officer ("CFO") of Anthony Clark and Addison. Mr. Bhatia replaced Shelley Samec who stepped down as CFO to take up a new position with Anthony Clark as its Corporate Controller. Mr. Bhatia joined Anthony Clark in January 2004 and has extensive experience with a number of companies, at a senior financial level.


ITEM 6        RELIANCE ON SECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
------        ---------------------------------------------------------------

Not Applicable.


ITEM 7        OMITTED INFORMATION
------        -------------------

Not Applicable.

ITEM 8        EXECUTIVE OFFICER
------        -----------------

The following Executive Officer of the Company is available to answer questions regarding this report:

Primo Podorieszach,
President and Chief Executive Officer
Telephone: (250) 376-1782


ITEM 9        DATE OF REPORT
------        --------------

Dated at Calgary, Alberta, this 24th day of June, 2005.



ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.



Per:     "Thomas Milley" (signed)

         Thomas Milley, Director

                                  FORM 52-109F1
                         CERTIFICATION OF ANNUAL FILINGS

I, Mahesh Bhatia, the Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term in defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Anthony Clark International Insurance Brokers Ltd. (the "Issuer") for the period ending March 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

     (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

     (b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.



Date:  June 27, 2005.



"Mahesh Bhatia"
-------------------------------------
Mahesh Bhatia
Chief Financial Officer

                                  FORM 52-109F1
                         CERTIFICATION OF ANNUAL FILINGS

I, Primo Podorieszach, the Chief Executive Officer, certify that:

1. I have reviewed the annual filings (as this term in defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Anthony Clark International Insurance Brokers Ltd. (the "Issuer") for the period ending March 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which is was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the annual filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

     (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

     (b) evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the Issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.


Date:  June 27, 2005.



"Primo Podorieszach"
----------------------------------------
Primo Podorieszach
Chief Executive Officer

                                    FEE RULE

                                  FORM 13-502F1
                 ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

--------------------------------------------------------------------------------

REPORTING ISSUER NAME:        ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                              --------------------------------------------------

PARTICIPATION FEE FOR THE
FINANCIAL YEAR ENDING:        MARCH 31, 2005
                              --------------------------------------------------


COMPLETE ONLY ONE OF 1, 2 OR 3:

1.   CLASS 1 REPORTING ISSUERS (CANADIAN ISSUERS - LISTED IN CANADA AND/OR THE
     U.S.)

Market value of equity securities:
----------------------------------

Total number of equity securities of a class or series outstanding at the end of
the issuer's most recent financial year                                                  7,955,153
                                                                                        ----------

Simple average of the closing
price of that class or series as of the last trading day of each of the months
of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)         X           $1.07
                                                                                        ----------
Market value of class or series                                                  =      $8,512,014
                                                                                        ----------
                                                                                                        $8,512,014 (A)
                                                                                                        --------------
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the
financial year)
                                                                                                                   (A)
                                                                                                        --------------

Market value of corporate debt or preferred shares of Reporting Issuer or
-------------------------------------------------------------------------
Subsidiary Entity referred to in Paragraph 2.5(b)(ii):                                                          $0 (B)
-----------------------------------------------------                                                   --------------
[PROVIDE DETAILS OF HOW DETERMINATION WAS MADE.]

(Repeat for each class or series of corporate debt or preferred shares)                                            (B)
                                                                                                        --------------

TOTAL CAPITALIZATION (ADD MARKET VALUE OF ALL CLASSES AND SERIES OF EQUITY
SECURITIES AND MARKET VALUE OF DEBT AND PREFERRED SHARES) (A) + (B) =                                   $8,512,014
                                                                                                        --------------

TOTAL FEE PAYABLE IN ACCORDANCE WITH APPENDIX A OF THE RULE                                                 $1,000
                                                                                                        --------------

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x number of entire months remaining in current fiscal year)                                 N/A
-----------------------------------------------------------------------------                            --------------
                           12
Late Fee, if applicable                                                                                  --------------
(please include the calculation pursuant to section 2.9 of the Rule)

JUNE 27, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis may contain forward looking statements and information. Forward looking statements are statements that are not historical fact and are generally identified by words such as "believe", "expects", "projects" and words of similar connotation. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict, and are usually beyond the control of management, that could cause actual results to be materially different from those expressed by these forward looking statements. Risks and uncertainties include, but are not limited to, risk with respect to general economic conditions, changes in the insurance marketplace, regulations and taxes, restrictive terms and conditions, coverage exclusions and higher prices in every line of insurance. Readers are cautioned not to place undue reliance on these forward looking statements.

The Company does not undertake to update or re-issue the forward looking statements that may be contained herein, whether as a result of new information, future events or otherwise.


OVERVIEW

Anthony Clark International Insurance Brokers Ltd.'s (the "Company") primary business activity involves the operation of general insurance brokerages in Canada and the United States. Shares of the Company trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Company, founded in 1989, has expanded through internal growth and acquisitions. The Company operates in two economic environments and revenues are attributed to geographic areas based on the location of resources producing the revenues.

The following discussion should be read in conjunction with the consolidated financial statements and the related notes to those consolidated financial statements, included elsewhere in this report.

All amounts are in Canadian Dollars unless otherwise indicated.


2005 HIGHLIGHTS

     >> June 2004 -- Closing of US$7.5 million First Capital debt financing

     >> September 2004 -- Acquisition of Al Vinciguerra Agency in Virginia.

     >> January 2005 -- Acquisition of Schuneman Insurance Agency in Illinois.

     >> June 2005 -- Closing of US$25.0 million Bridge term loan

     >> June 2005 -- Repayment of FCC and Oak Street credit facilities


RESULTS OF OPERATIONS

BUSINESS ACQUISITIONS

YEAR ENDED MARCH 31, 2005

During the year the Company acquired the net assets of two insurance brokerages known as "Vinciguerra", located in Virginia, and "Schuneman" located in Illinois. Purchase consideration of $ 10,100,831 (US$ 8,228,463) was given to effect these acquisitions. Both acquisitions are subject to contingent adjustment based on future commission revenue, though in both acquisitions the purchase consideration may only be reduced. Goodwill attributed to both acquisitions is expected to be deductible for income tax purposes.

The results of operations and cash flows of the acquired businesses are included in these financial statements from the closing dates of the acquisitions, which are September 8, 2004 for Vinciguerra and January 12, 2005 for Schuneman.

The consideration given has been allocated to acquired identifiable assets and liabilities as follows based on the foreign exchange rates in effect on the dates of closing.

                                                            Vinciguerra                Schuneman               Total
                                                           -------------              -----------             -------
                Customer accounts                           $ 1,855,983               $   227,906          $ 2,083,889
                Computer systems and equipment                   64,390                    36,759              101,149
                Non-competition agreements                      160,975                    34,308              195,283
                Goodwill                                      6,978,094                   823,504            7,801,598
                Other                                             6,439                       --                 6,439
                Liabilities assumed                             (87,527)                      --               (87,527)
                                                            -----------               -----------          -----------
                                                            $ 8,978,354               $ 1,122,477          $10,100,831
                                                            -----------               -----------          -----------

                CONSIDERATION PAID

                Cash                                        $ 7,857,638               $   299,588          $ 8,157,226
                Fair values of notes payable                  1,120,716                   822,889            1,943,605
                                                            -----------               -----------          -----------

                                                            $ 8,978,354               $ 1,122,477          $10,100,831
                                                            -----------               -----------          -----------

The notes issued in connection with the Vinciguerra and Schuneman acquisitions are at rates of interest that were determined to be below the estimated market rate of interest for indebtedness with similar terms and credit quality. These notes have therefore been accounted for at their discounted fair values.

During the year ended March 31, 2005 the contingent adjustment related to John's was resolved, and the purchase consideration was reduced by $9,083 (U.S.$7,509).


REVENUE

The Company's revenue has increased to $13,060,344 for the year ended March 31, 2005 from $7,469,559 for the year ended March 31, 2004 primarily due to revenue generated from US acquisitions (approximately $5,891,000). Revenue from the US acquisitions has been recorded from the closing date of acquisition.

The Company's revenue has increased to $7,469,559 for the year ended March 31, 2004 from $5,175,072 for the year ended March 31, 2003 primarily due to revenue generated from US acquisitions (approximately $1,980,000), new business commissions generated and premium increases (approximately $231,000), and a net increase in combined other revenue (approximately $83,000, primarily due to increase in contingent commissions of $261,000, a decrease in interest revenue of approximately $10,000 and non-recurrence of one-time revenue of $151,000 booked in the prior year). The total insurance policy premiums (including US operations) processed during the year ended March 31, 2004 was $52,500,000 against $37,000,000 (Canadian operations only) during year ended March 31, 2003. Revenue from the US acquisitions has been recorded from the closing date of acquisition.

Contingent commissions are commissions paid to the Company by insurance companies based upon volume, growth and/or profitability of business placed with such Insurance companies by the Company.


EXPENSES

Salaries and wages have increased to $7,925,260 for the period ending March 31, 2005 from $4,818,880 for the period ending March 31, 2004 mainly due to salaries and wages of US acquisitions. Salaries and wages were streamlined in one US division during the year resulting in an annual saving of approximately $767,000.

Salaries and wages have increased to $4,818,880 for the twelve month period ended March 31, 2004 from $3,165,924 for the twelve month period ended March 31, 2003 mainly due to salaries and wages of US acquisitions

(approximately $1,500,000), salaries and wages related to the new business generated (approximately $111,000) and administrative salary adjustments (approximately $42,000).

Rent increased to $805,937 for the year ending March 31, 2005 from $422,672 for the year ending March 31, 2004 primarily due to rent related to the new US acquisitions.

Rent increased to $422,672 for the year ended March 31, 2004 from $283,242 for the year ended March 31, 2003 primarily due to rent related to the US acquisitions.

General and administrative expenses increased to $2,393,711 for the year ending March 31, 2005 from $1,446,886 for the year ending March 31, 2004 primarily due to the US acquisitions.

General and administrative expenses increased to $1,446,886 for the year ended March 31, 2004 from $1,135,956 for the year ended March 31, 2003 mainly due to the inclusion of general and administrative expenses of US acquisitions (approximately $350,000), increase in legal fees (approximately $33,000), increase in insurance costs (approximately $42,000), increase in accounting fees (approximately $24,000) decrease in operating costs of the website and computer maintenance costs (approximately $36,000), decrease in other expenses primarily related to acquisition identification (approximately $102,000).

During the year ended March 31, 2005, the Company awarded 520,000 stock options which were accounted for in accordance with the new guidance Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the CICA Handbook which requires the expensing of the fair value of the options ($411,275).

During the year ended March 31, 2004, legal judgment expense of $522,619 was recorded.. This judgment was made against the Company with respect to a previously outstanding legal proceeding. The judgment related to the Company's alleged failure to honor a stock option agreement dated October 1, 1998. During the year ended March 31, 2005, the Company settled for a cash payment of $450,000 (including legal costs). The difference between the judgment amount and settlement of $72,619 was recovered and reflected in the first quarter of the 2005 fiscal year.

Revenues and expenses for US acquisitions have been included in the current fiscal year from the closing date of the acquisitions and thus reflect results for only part of the year. The revenues and expenses are expected to be significantly different in the next fiscal year as results of the full year of operations will be included in the financial statements.


EARNINGS FROM OPERATIONS BEFORE INTEREST AND FINANCING COSTS AND TAXES AND DEPRECIATION AND AMORTIZATION (EBITDA)

The Company's earnings increased to $1,524,161 (EBITDA) for the year ended March 31, 2005 from $258,502 (EBITDA) for the year ended March 31, 2004 primarily due to US acquisitions, two of which the operations were included for the full year and two new acquisitions during the year. EBITDA as a percentage of revenue has increased from 3.5% for the year ended March 31, 2004 to 11.7% for the year ended March 31, 2005. Management has taken steps to streamline the costs associated with its US operations and expects further EBITDA improvements in upcoming quarters from these adjustments together with the effect of new acquisitions.

The Company's earnings decreased from $552,778 (EBITDA) for the year ended March 31, 2003 to $258,502 (EBITDA) for the year ended March 31, 2004 primarily due to the legal judgment ($522,619). EBITDA as a percentage of revenue has decreased from 10.7% for the year ended March 31, 2003 to 3.5% for the year ended March 31, 2004.


EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net loss below.

RECONCILIATION OF EBITDA TO NET LOSS


  Years ended March 31,                                                      2005                2004
  ---------------------                                                 ------------         ------------
  Revenue                                                               $ 13,060,344         $  7,469,559
  Earnings before the following (EBITDA)                                   1,524,161              258,502
  Interest and Financing Costs                                            (4,539,268)            (941,153)
  Depreciation and amortization                                           (1,303,867)            (481,025)
  Income Taxes (expense) recovery                                           (151,180)             112,178
  NET LOSS                                                              $ (4,470,154)        $ (1,051,498)

During the year ended March 31, 2005, non-cash expenses included in arriving at net loss amounted to $4,651,527 which related to stock-based compensation, depreciation and amortization, amortization of deferred financing costs and loan discounts, and the impairment of deferred financing costs and unamortized loan discounts on reclassified long-term debt.

During the year ended March 31, 2004, non-cash expenses included in arriving at net loss amounted to $956,537 which related to depreciation and amortization and amortization of deferred financing costs and loan discounts.

INTEREST AND FINANCING COSTS


                                                                            2005                       2004
                                                                       --------------            ----------------
CANADIAN OPERATIONS
              Interest and financing costs on Paragon
              term loan repaid                                         $          --             $        274,866
              Interest on obligations under capital lease                       1,410                       1,701
                                                                       --------------            ----------------
                                                                                1,410                     276,567
                                                                       --------------            ----------------

          U.S. OPERATIONS
              Amortization of discount on reclassified long-term debt         166,489                      62,625
              Interest and loan fees on long-term debt                      1,596,851                     186,520
              Amortization of financing costs                                 230,199                     412,887
              Impairment of discount on reclassified long-term debt         1,428,664                         --
              Impairment of deferred financing costs on reclassified
              long-term debt                                                1,111,033                         --
              Interest on obligations under capital lease                       4,622                       2,554
                                                                       --------------            ----------------
                                                                            4,537,858                     664,586
                                                                       --------------            ----------------
                                                                       $    4,539,268            $        941,153
                                                                       --------------            ----------------

DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased to $1,303,867 for the year ended March 31, 2005 from $481,025 for the year ended March 31, 2004. The increase was due mainly to the amortization of increased customer accounts resulting from the US acquisitions, one of which has a two year amortization period.

Depreciation and amortization decreased to $481,025 for the year ended March 31, 2004 from $609,546 for the year ended March 31, 2003. The Deprecation and Amortization expense was higher during the year ended March 31, 2003 primarily due to the final amortization of the website development costs, the change in accounting policy related to Business Combination, goodwill and other intangible assets and the purchase adjustments part way through the year. During the year ended March 31, 2004, the Deprecation and Amortization expense included an amount of $196,814 (2003 - $0) relating to US acquisitions.

SUMMARY QUARTERLY INFORMATION

The following table summarizes the Company's key consolidated financial information for the last eight quarters.

     o Revenue increase starting in the December 2004 quarter was due to US acquisitions in Virginia and Illinois. Revenues from the new acquisitions are included from the closing date of the respective acquisitions.

     o EBITDA is defined as Earnings before interest, income taxes, and depreciation and amortization.

     o EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net loss above.

     o EBITDA loss in the September 2003 quarter was primarily related to the legal judgment ($515,000) expensed in that quarter.

     o EBITDA loss in the September 2004 quarter was primarily related to the non-cash stock-based compensation ($411,275) expensed in that quarter.

     o EBITDA in the March 2005 quarter was primarily related to the US acquisitions in Virginia and Illinois.

     o Net earnings (loss) in the March 2005 quarter was primarily related to the impairment of deferred financing costs and unamortized loan discounts on reclassified long-term debt $2,539,697 (non-cash expenses).

                                     MARCH 31, 2005                                   MARCH 31, 2004
                   -------------------------------------------------- ------------------------------------------------
                       MAR         DEC          SEPT         JUNE        MAR          DEC         SEPT        JUN
                   ------------ ----------- ------------- ----------- ----------- ------------ ----------- -----------
Revenues             4,872,382   3,146,777     2,528,979   2,512,206   2,828,346    2,035,137   1,220,662   1,385,414
                   ------------ ----------- ------------- ----------- ----------- ------------ ----------- -----------
EBITDA               1,732,032      27,253      (394,456)    159,332     433,850       43,376    (463,452)    244,728
                   ------------ ----------- ------------- ----------- ----------- ------------ ----------- -----------
Net earnings
(loss)              (2,079,926)   (974,156)   (1,057,215)   (358,857)    (54,305)    (629,271)   (411,961)     44,039
                   ------------ ----------- ------------- ----------- ----------- ------------ ----------- -----------
Earnings (loss)
per share Basic
and Diluted              (0.26)      (0.12)        (0.13)      (0.05)      (0.01)       (0.08)      (0.05)          -
                   ------------ ----------- ------------- ----------- ----------- ------------ ----------- -----------


CHANGE IN ACCOUNTING POLICY

STOCK-BASED COMPENSATION

Effective on April 1, 2004 the Company adopted the guidance in Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the CICA Handbook. As permitted, the Company adopted Section 3870 on a retroactive basis but has adjusted opening retained earnings of the current year for the cumulative effect of adoption on prior years. The comparative figures for the fiscal year ended March 31, 2004 have therefore not been restated to reflect this change in accounting policy.

FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Company's balance sheet as at March 31, 2005 as compared to March 31, 2004 reflects a net decrease in working capital of $18,634,270 primarily due to the reclassification of all senior and seller's debt to current liabilities as demand loans in accordance with Canadian accounting standards (EIC-59 Long-term debt with covenant violations). Subsequent to the March 31, 2005 year end, new financing was obtained which resulted in the repayment of the existing senior debt and the reclassification of the seller's debt to long-term debt. Other major changes include a net increase in customer accounts ($651,098), increase in goodwill ($7,066,149), financing costs paid ($832,998) and long-term debt ($9,720,813) related to financing US acquisitions of customer accounts and goodwill. Shareholders' equity has decreased by $4,089,128, primarily due to the current year operating loss of $4,470,154, partially offset by an increase in the contributed surplus due to the accounting for stock-based compensation.

The Company's balance sheet as at March 31, 2004 as compared to March 31, 2003 reflects a net decrease in working capital of $2,062,088 due to cash used for the US acquisitions. Other major changes include an increase in net customer accounts ($3,465,334) and goodwill ($3,884,353), long-term debt ($7,996,420)
related to financing acquisitions of customer accounts and goodwill and a decrease in shareholder's equity of $738,337, primarily due to an operating loss of $1,051,498 less net proceeds from a share issue of $314,006.

FINANCIAL RESOURCES AND LIQUIDITY

At March 31, 2005, the Company had a working capital deficiency of $(16,785,495) and obligations under capital leases of $19,231. The working capital deficiency is due to the reclassification of the long-term debt to demand loans in current liabilities in accordance with Canadian accounting standards (EIC-59 Long-term debt with covenant violations). Subsequent to the March 31, 2005 year end, new financing was obtained which resulted in the repayment of the existing senior debt and the reclassification of the senior and seller's debt to long-term debt.

At March 31, 2004, the Company had working capital of $1,848,775 and long-term debt outstanding of $7,358,770.

Shareholders' equity has decreased from $6,498,097 as at March 31, 2004 to $2,408,969 as at March 31, 2005 due primarily to the operating loss for the twelve month period ended March 31, 2005 of $4,470,154 primarily due to non-cash based items of stock-based compensation ($411,275), the impairment of discount on reclassified long-term debt ($1,428,664), impairment of deferred financing costs on reclassified long-term debt ($1,111,033) and depreciation and amortization ($1,303,867), partially offset by an increase in the contributed surplus due to the accounting for stock-based compensation.

Shareholders' equity has decreased from $7,236,434 as at March 31, 2003 to $6,498,097 as at March 31, 2004 due to the loss for the twelve month period ended March 31, 2004 primarily related to the legal judgment ($522,619) and expensing of the financing costs related to new and terminated financing ($495,763) and depreciation and amortization ($481,025). The decrease was partially offset by the net proceeds of $314,006 from the private placement.

The following table sets forth the Company's future contractual and long-term obligations as at March 31, 2005:

                                                            Less than          1 - 3           3 - 5       More than
CONTRACTUAL OBLIGATIONS                         Total          1 Year          Years           Years         5 years
---------------------------------------------------------------------------------------------------------------------
Capital Lease Obligations                      39,966          20,735         14,435           4,796              --
Operating Lease Obligations                   989,698         712,203        277,495              --              --

DEMAND LOANS
Kabaker Family Trust                        3,973,513         524,567        751,106         863,627       1,834,213
Schuneman Insurance Agency Inc.             1,397,088              --         57,423         503,021         836,644
Oak Street Funding                          3,624,294              --      1,374,706       1,780,408         469,180
First Capital Corporation                   3,509,728              --      1,757,420       1,752,308              --
Emmett Lescroart                            3,931,200              --             --       3,931,200              --
Al Vinciguerra Ltd.                         1,089,241         218,082        484,591         386,568              --
---------------------------------------------------------------------------------------------------------------------


During the year ended March 31, 2005, the Company reclassified the long-term debt (except capital lease obligations) to current liabilities as demand loans in accordance with EIC-59 (Long-Term Debt with Covenant Violations). Subsequent to the March 31, 2005 year end, new financing was obtained which repaid the existing senior debt. The result will be the reclassification of the demand loans to long-term debt as they are no longer demand loans. The above table reflects the contractual obligations taking into account the reclassification of the demand loans to long-term debt, subsequent to the year end.

RELATED PARTY TRANSACTIONS

The Company enters into transactions with related parties from time to time in the normal course of business. Related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to between the related parties, unless otherwise noted.

The amount due from a corporation controlled by an officer of the subsidiary is due on demand, does not bear interest and is denominated in U.S. dollars (U.S.$ 150,000). The amount due is collateralized by a pledge of assets.

The amount due from an officer and director bears interest at the Royal Bank of Canada's prime rate of interest and is collateralized by a pledge of marketable securities and a pledge of other personal assets. The amount is repayable on demand but the Company does not anticipate requesting full repayment during the 2006 fiscal year.

Included in accounts payable and accrued liabilities is $159,014 (2004 - $ Nil) of accrued interest due to a corporation controlled by an officer of the subsidiary.

Two directors are also partners with law partnerships. During the year the Company incurred $ 231,601 (2004 - $ 298,296) of legal fees with these law partnerships.

During the year the Company paid $ 246,831 (2004 - $ 322,146) to a trust, of which an officer of the Company's subsidiary is a trustee, comprised of $ 118,154 (2004 - $ 222,255) representing interest on a note payable and $ 128,677 (2004 - $ 99,696) of principal.

The Company processes certain of its insurance policy sales through facilities owned by an officer of the subsidiary. During the year the Company processed $ 2,377,971 (2004 - $ 1,307,446) of revenue through this arrangement, incurred payroll costs, rent and overhead of $ 3,053,440 (2004 - $ 1,462,369) and paid for the purchase of office equipment of $ 40,984 (2004 - $ 46,103). Accounts receivable includes $ 60,408 (2004 - accounts payable of $ 60,832) in connection with this arrangement.



SUBSEQUENT EVENT

On June 15, 2005, the Company closed a U.S.$ 25,000,000 ($ 30,750,000) secured debt financing arrangement with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC (collectively, the "Lenders") whereby the Lenders have agreed to provide a U.S.$ 25,000,000 ($ 30,750,000) five year term loan facility (the "Facility") to the Company.

The Company can borrow an aggregate amount, not to exceed at any time outstanding, three times the trailing twelve month adjusted Earnings Before Interest, Income Taxes, Depreciation and Amortization (EBITDA). The Facility will mature on June 15, 2010. Principal repayments are based upon an excess cash flow availability formula. Interest is payable monthly calculated at the rate of prime plus 6.25% per annum, but at no time less than 12% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of U.S.$ 3.0 million and U.S.$ 5.0 million respectively. As additional consideration for providing the Facility, the Company has issued the Lenders a total of 1,439,128 warrants exercisable to purchase 1,439,128 common shares at a price of $ 0.80 per share until June 15, 2010.

The Facility has been fully guaranteed and collateralized by the Company.

The initial term loan proceeds of U.S.$ 7,527,105 were used to repay the credit facilities that were in default as of March 31, 2005 in the amount of U.S.$ 6,458,460, and pay the costs of U.S.$ 1,515,000 incurred in relation to the Facility. Additional costs have been incurred for which the amounts cannot be determined at this point in time.

The balance of the Facility may only be used to fund permitted acquisitions within the United States.

CRITICAL ACCOUNTING POLICIES


Critical accounting policies are defined as those that are both very important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective or complex judgments. We are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon available information, historical information and/or forecasts. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include those relating to business acquisitions and accounting for the resulting customer account, goodwill and non-competition agreements, stock-based compensation and income taxes.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

BUSINESS COMBINATIONS

Business acquisitions are accounted for using the purchase method whereby the fair value of consideration given is allocated to identifiable assets acquired and liabilities assumed. The results of operations and cash flows of an acquired business are included in the Company's financial statements from the date of acquisition. Where the consideration given is subject to contingent adjustment based on future periods' operating results, such adjustment is recognized in the period the contingency is resolved.

CUSTOMER ACCOUNTS

Acquired customer accounts are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over estimated useful lives of between two and seventeen years. The carrying value of customer accounts is periodically assessed for impairment in accordance with the Company's accounting policy for impairment of long-lived assets.

GOODWILL

Goodwill results from business combinations and represents the excess of the consideration given over the fair value of identifiable net assets acquired. Goodwill is not subject to amortization but is subject to an impairment test that is performed at least annually.

NON-COMPETITION AGREEMENTS

Non-competition agreements are secured at the time of business combinations and are recognized at their estimated fair value at the date of acquisition. Amortization is provided on a straight-line basis over their estimated useful lives of between six and ten years. Impairment is periodically assessed in accordance with the Company's policy for impairment of long-lived assets.

STOCK-BASED COMPENSATION

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

INCOME TAXES
Income taxes are recorded using the liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the year. Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are recognized using enacted or substantively enacted income tax rates. Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings.

Based upon the evaluation described above, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by the annual filings, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in reports that the Company files.


RISK FACTORS

Certain risks are associated with the Company's business including the following:

FUTURE GROWTH AND EXPANSION IS DEPENDENT ON ONGOING ACQUISITIONS OF GENERAL INSURANCE BROKERAGES

To a large extent, the Company's growth and expansion plans depend upon the ongoing acquisition of independent General Insurance Brokerages at reasonable prices. There can be no assurance that an adequate number of acquisition candidates will be available to the Company to meet its expansion plans, or in the event that such independent General Insurance Brokerages are available for acquisition that they will be available at a price which would allow the Company to operate on a profitable basis. The Company competes for acquisition and expansion opportunities with entities that have substantially greater resources than the Company and these entities may be able to outbid the Company for acquisition targets. If the Company fails to execute its acquisition strategy, the Company's revenue growth is likely to suffer and the Company may be unable to remain competitive.

THE COMPANY MAY BE UNABLE TO SUCCESSFULLY INTEGRATE ITS RECENT OR FUTURE ACQUISITIONS

There can be no assurance that the Company's recently acquired brokerages or any brokerages acquired by the Company in the future will achieve acceptable levels of revenue and profitability or otherwise perform as expected. The Company has limited experience in acquiring and integrating brokerages in other markets. The Company may be unable to successfully integrate its recently-acquired brokerages in the United States, or other brokerages that the Company may acquire in the future, due to diversion of management attention, strains on the Company's infrastructure, difficulties in integrating operations and personnel, entry into unfamiliar markets, or unanticipated legal liabilities or tax, accounting or other issues. A failure to integrate acquired brokerages may be disruptive to the Company's operations and negatively impact the Company's revenue or increase the Company's expenses.

THE COMPANY HAS ACQUIRED AND MAY CONTINUE TO ACQUIRE BROKERAGES PRIOR TO RECEIPT OF ALL REGULATORY LICENSES AND CARRIER APPOINTMENTS, AND IN SUCH CIRCUMSTANCES THE COMPANY IS DEPENDENT UPON THE VENDOR TO CONTINUE TO HOLD AND TO COMPLY WITH THE REQUIREMENTS OF SUCH LICENSES AND APPOINTMENTS

The Company has only recently begun to establish and expand its operations in the United States with the purchases of assets of Vista, Johns, Vinciguerra and Schuneman. At the time of these acquisitions Addison York had not yet obtained the necessary license to operate as a General Insurance Brokerage in California, Virginia and Illinois (as the case may be) and without possessing that license it could not obtain carrier appointments from Insurance Companies which would enable it to market and sell General Insurance products in those states. As such, Addison

York entered into Agency Agreements with the vendors of these Insurance Brokerages whereby the vendors of those agencies agreed, for the sole and exclusive benefit of Addison York, to market, sell, distribute, place and write General Insurance products to the clients of Addison York and to any and all other potential customers who may wish to purchase General Insurance products from Addison York. At the time of acquisition, the Company may not hold licences as an Insurance Broker in the US state where the potential acquisition operates and it can run the risk that it would not receive the required license to operate as an Insurance Brokerage in those states. Without the appropriate license it would be unable to obtain carrier appointments from the Insurance Companies. If the Company is unable to secure the required licenses in the various different states in which it operates or if the Company cannot obtain Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products. In addition, these Agency Agreements create a reliance by the Company on third parties in that the Company must rely upon the respective vendors to comply with applicable laws, to perform on the Agency Agreements and to process the Company's General Insurance business in the United States. If the vendors fail to properly perform on the Agency Agreements then this will have a negative impact on the Company's ability to service its customers. The Company may enter into similar Agency Agreements in connection with future acquisitions.

THE COMPANY ANTICIPATES THE NEED FOR ADDITIONAL FINANCING, WHICH IT MAY NOT BE SUCCESSFUL IN ARRANGING

The Company has relied principally on debt financing to fund its recent acquisitions in the United States. The Company will also require additional funds to make future acquisitions of General Insurance Brokerages and may require additional funds to market and sell its products into the marketplace. The Company has a history of losses and does not, therefore, anticipate that it will generate sufficient cash flow from operations in order to meet its financing needs. The ability of the Company to arrange such financing in the future, and to repay its existing debt, will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. In addition, the Company is subject to certain financial and other covenants under its financing arrangements. If the Company is unable to or does not comply with these covenants, the Company's financing needs may be accelerated. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, when needed, on terms satisfactory to the Company. If additional financing is raised by the issuance of shares from the treasury of the Company, control of the Company may change and shareholders may suffer additional dilution. If additional financing is not available on terms favorable to the Company, the Company may be unable to grow or may be required to limit or halt its expansion plans. In addition, the Company's existing creditors, some of whom have security interests in the Company's assets, may exercise their rights to acquire or dispose of the Company's assets.

PLANNED FUTURE GROWTH IS LIKELY TO PLACE SIGNIFICANT STRAINS ON THE COMPANY'S MANAGEMENT, ADMINISTRATIVE, OPERATIONAL AND FINANCIAL RESOURCES

Since its inception, the Company has experienced steady growth in revenue, number and complexity of products, personnel, and customer base. The Company's planned future growth is likely to place significant strains on the Company's management, administrative, operational and financial resources. Increased growth will require the Company to continue to add additional management personnel, improve its financial and management controls, reporting systems and procedures on a timely basis, to implement new systems as necessary, to expand, train, motivate and manage its sales and other personnel and to service the Company's customers effectively. There can be no assurance that the Company will be able to attract qualified personnel or improve its financial and management controls or implement new systems as necessary and the failure to do so may result in increased costs or a decline in revenue or both.

The Company's performance and future operating results and success are dependent on the effectiveness of the Company's management team and key personnel.

The Company's performance and future operating results and success are substantially dependent on how effective the management team and key personnel are at organizing and implementing the Company's growth strategy and integrating acquired General Insurance Brokerages into the Company's overall organization. The investors hereunder will be relying on the judgment and expertise of the management of the Company.

The senior management and some key personnel are employed under employment contracts, while other key personnel of the Company are employed on a month to month basis and are not under an employment contract with the Company. None of the Company's senior management or other key personnel has expressed any current intention to leave their employment with the Company. Although the Company is in an industry in which there is not high employee turnover, the unexpected loss or departure of any of the Company's key management personnel, Mr. Podorieszach, the Chief Executive Officer, Mr. Consalvo, the Chief Operating Officer, Mr. Bhatia, the Chief Financial Officer and the Corporate Controller, Ms. Shelley Samec could be detrimental to the future operations of the Company.

There can be no assurance that the Company can retain its key personnel and managerial employees or that it will be able to attract or retain highly qualified personnel in the future. The Company believes that the compensation to its key management personnel is competitive with what other companies pay its key management personnel in the insurance brokerage industry. Although the Company plans to compensate its senior management and other key personnel at compensation levels that are competitive within the industry, there is no assurance that it will continue to be able to do so in the future and this may result in a departure of some if its senior management or other personnel.

The Company maintains keyman life insurance policies of $100,000 each on Mr. Podorieszach and Mr. Consalvo and $175,000 on Ms. Samec and has no other keyman life insurance on any other senior management or other personnel. The loss of the services of any of the Company's senior management or other key personnel or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse effect upon the Company's business, operating results and financial condition.

THE COMPANY FACES INTENSE COMPETITION IN THE INSURANCE INDUSTRY

The Company is in an industry in which intense competition exists. The Company competes with other General Insurance Brokerages, as well as Insurance Companies that sell insurance directly to consumers and do not pay commissions to agents and brokers. Some competitors have substantially more financial resources and other assets available than the Company does and are larger and better established than the Company. Such competitors have existing distribution facilities and channels, customer recognition, customer lists, and greater research and development capabilities and sales marketing staff than does the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive pressure faced by the Company will not have a material adverse effect on its business, financial condition and results of operation.

INCURSION OF GOVERNMENT, BANKS OR OTHER FINANCIAL INSTITUTIONS

The Company is susceptible to an incursion in the general insurance industry by government or banks or other financial institutions. A government takeover of the general insurance business (or parts thereof) could affect the profitability of the Company. In addition, banks with greater financial resources and a larger customer base than the Company may enter (or are currently entering) the general insurance business. While management believes that the Company's representation of a large and diverse number of Insurance Companies will allow it to remain competitive against any such incursion by the banks, there is a possibility that their entrance into this market could affect the profitability of the Company.

THE COMPANY CANNOT ACCURATELY FORECAST COMMISSION REVENUE BECAUSE COMMISSIONS DEPEND ON PREMIUM RATES CHARGED BY INSURANCE COMPANIES, WHICH HISTORICALLY HAVE VARIED AND ARE DIFFICULT TO PREDICT. ANY DECLINES IN PREMIUMS MAY ADVERSELY IMPACT PROFITABILITY

Revenue from commissions fluctuates with premiums charged by insurers, as commissions typically are determined as a percentage of premiums. When premiums decline, the Company experiences downward pressure on revenue and earnings. Historically, property and casualty premiums have been cyclical in nature and have varied widely based on market conditions. Because we cannot determine the timing and extent of premium pricing changes, we cannot accurately forecast our commission revenue, including whether it will significantly decline. If premiums decline or commission rates are reduced, our revenue, earnings and cash flow could decline. In addition, our budgets for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures may have to be adjusted to account for unexpected changes in revenue.

INSURANCE COMPANY CONTINGENT COMMISSIONS AND VOLUME OVERRIDES ARE LESS PREDICTABLE THAN NORMAL COMMISSIONS, WHICH IMPAIRS THE COMPANY'S ABILITY TO FORECAST THE AMOUNT OF SUCH REVENUE THAT WILL BE RECEIVED AND MAY NEGATIVELY IMPACT OUR OPERATING RESULTS

A portion of the Company's revenue is derived from contingent commissions and volume overrides. The aggregate of these sources of revenue generally has accounted for approximately 6% of our total revenue. Contingent commissions may be paid by an insurance company based on the profit it makes on the overall volume of business that we place with it. Volume overrides and contingent commissions are typically calculated in the first or second quarter of the following calendar year by the insurance companies and are paid once calculated.. Further, we have no control over the process by which insurance companies estimate their own loss reserves, which affects our ability to forecast contingent commissions. Because these contingent commissions affect our revenue, any decrease in their payment to us could adversely affect our results of operations. Recently, legal proceedings challenging the appropriateness of revenue sharing arrangements between insurance companies and brokerages, including contingent profit and volume override arrangements, have been commenced against certain insurance brokerages. These proceedings allege that such revenue sharing arrangements conflict with a broker's duty to its clients. While we have not been named as a defendant in any such proceeding, and disagree with the underlying premise that these revenue sharing arrangements create a conflict of interest, we could be the subject of a similar action in the future. A finding that such arrangements conflict with a broker's duty to its clients could have a material adverse affect on our revenue and profitability.

PROPOSED TORT REFORM LEGISLATION ON THE UNITED STATES, IF ENACTED, COULD DECREASE DEMAND FOR LIABILITY INSURANCE, THEREBY REDUCING COMMISSION REVENUE

Legislation concerning tort reform is currently being considered in the United States Congress and in several states. Among the provisions being considered for inclusion on such legislation are limitations on damage awards, including punitive damages, and various restrictions applicable to class action lawsuits, including lawsuits asserting professional liability of the kind of which insurance is offered under certain policies we sell. Enactment of these or similar provision by Congress, or by states or countries in which we sell insurance, could result in reduction in the demand for liability insurance policies or a decrease in policy limits of such policies sold, thereby reducing our commission revenue.

PRIVACY LEGISLATION MAY IMPEDE THE COMPANY'S ABILITY TO UTILIZE THE CUSTOMER DATABASE AS A MEANS TO GENERATE NEW SALES

The Company intends to utilize its extensive customer databases for marketing and sales purposes, which it believes would enhance the Company's ability to meet its organic growth targets. However, new privacy legislation, such as the Gramm-Leach-Bailey Act and the Health Insurance Portability and Accountability Act of 1996 in the United States and the Personal Information Protection and Electronic Documents Act (PIPEDA) in Canada, as well other regulatory changes, may restrict the Company's ability to utilize personal information that we have collected in the normal course of operations to generate new sales. If the Company becomes subject to new restrictions, or other regulatory restrictions, which we are not aware of, the Company's ability to grow the business may be adversely affected.

IF THE COMPANY FAILS TO COMPLY WITH REGULATORY REQUIREMENTS FOR INSURANCE BROKERAGES, THE COMPANY MAY NOT BE ABLE TO CONDUCT BUSINESS

The Company is subject to legal requirements and governmental regulatory supervision in the jurisdictions in which it operates. These requirements are designed to protect our clients by establishing minimum standards of conduct particularly regarding the provision of advice and product information as well as financial criteria.

Our activities in the United States and Canada are subject to regulation and supervision by state and provincial authorities. Although the scope of regulation and form of supervision by state and provincial authorities may vary from jurisdiction to jurisdiction, insurance laws in the United States and Canada are often complex and generally grant broad discretion to supervisory authorities in adopting regulations and supervising regulated activities. This supervision generally includes the licensing of insurance brokers and agents and the regulation of the handling and investment of client funds held in fiduciary capacity. Our ability to conduct our business in the jurisdictions in which we currently operate depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions.

Our clients have the right to file complaints with the regulators about our services, and the regulators may investigate and require us to address these complaints. Our failure to satisfy the regulators that we are in compliances with their requirements or the legal requirements governing our activities can result in a disciplinary action, fines, reputation damage and financial harm.

In addition, changes in legislation or regulation and actions by regulators, including changes in administration and enforcement policies, could from time to time require operational improvements or modifications at various locations which could result in higher costs or hinder our ability to operate our business.



THE COMPANY'S SUCCESS IS DEPENDENT ON ITS ABILITY TO REPRESENT QUALITY INSURANCE COMPANIES

The Company's success is dependent upon its continued representation of quality Insurance Companies in order to sell insurance policies to customers. The Company's existing brokerage contracts with certain Insurance Companies do not have a set term or expiry date but may be terminated by either the Company or the Insurance Company on between 90-120 days' written notice of termination depending on the terms of the specific contract. In the event of termination on any of its contracts with Insurance Companies, there are no penalties to the Company but following termination, the Company is no longer able to represent the applicable Insurance Company as agent on the future placement or renewal of insurance policies. If the Company loses Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products.

DILUTION AND SALES OF ADDITIONAL COMMON SHARES AND THE EXERCISE OF OPTIONS

The number of outstanding Common Shares held by shareholders who are not affiliates of the Company and the number of Common Shares underlying outstanding stock options is large relative to the trading volume of the Company's Common Shares. Any substantial sale of the Common Shares, including Common Shares underlying stock options, or even the possibility of such sales occurring may have an adverse effect on the market price of the Common Shares.

BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS IN THE COMMON SHARES BECAUSE THEY ARE CONSIDERED PENNY STOCKS AND SUBJECT TO PENNY STOCK RULES

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in "a penny stock." A penny stock generally includes any non-Nasdaq equity security that has a market price of less than US$5.00 per share. The shares of the Company are posted for trading on the TSX and the closing price of its shares on May 31, 2005 was $.80 per share. The shares of the Company are also quoted on the OTCBB and the quoted price of its shares on May 31, 2005 was US$.54 per share. As such, the shares of the Company will be deemed penny stock for the purposes of the Exchange Act. The additional sales practices and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the shares of the Company, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor", which is generally an individual with a net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

THE COMPANY HAS SIGNIFICANT COSTS AND LOWER PRODUCTIVITY COULD RESULT IN OPERATING LOSSES

Fixed costs including costs associated with salaries and employee benefits, depreciation and amortization, rent, and interest and financing costs, and loan principal repayments account for a significant portion of the Company's costs and expenses. As a result, downtime or low productivity from its sales representatives, lower demand for insurance products, loss of the Company's customers, any significant decrease in the premium rates, volume and commission paid in the different segments of the general insurance industry, or other factors could result in operating losses and adversely impact on the Company.


NO INTENTION TO DECLARE DIVIDENDS

The Company has a limited history of earnings and has not declared or paid any cash dividends on its Common Shares. The Company currently intends to retain any future earnings to fund growth and operations and it is unlikely to pay any dividends in the immediate or foreseeable future. Any decision to pay dividends on its Common Shares in the future will be made by the board of directors on the basis of the Company's earnings, financial requirements and other conditions at such time.

CONFLICTS OF DIRECTORS AND OFFICERS WHO SERVE AS DIRECTORS OR OFFICERS OR ARE SIGNIFICANT SHAREHOLDERS OF OTHER COMPANIES
Directors and officers of the Company may serve as directors or officers of, or have significant shareholdings in other companies, or be or become engaged in business and activities in other fields, on their own behalf and on the behalf of other companies and entities. To the extent that such other companies or entities may participate in industries or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest. Conflicts, if any, will be subject to the procedures and remedies under the Business Companies Act (Alberta). None of the Company's directors serve as directors or officers of any competitors of the Company.

INVESTORS MAY NOT BE ABLE TO SECURE FOREIGN ENFORCEMENT OF CIVIL LIABILITIES AGAINST THE COMPANY'S MANAGEMENT
The enforcement by investors of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that the Company is amalgamated under the laws of Canada, that all of its officers and directors are residents of a foreign country and that all or a substantial portion of its assets and such person's assets are located outside of the United States. As a result, it may be difficult for holders of the Common Shares to effect service of process on such persons within the United States or to realize in the United States upon judgments rendered against them.

JUNE 27, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis may contain forward looking statements and information. Forward looking statements are statements that are not historical fact and are generally identified by words such as "believe", "expects", "projects" and words of similar connotation. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict, and are usually beyond the control of management, that could cause actual results to be materially different from those expressed by these forward looking statements. Risks and uncertainties include, but are not limited to, risk with respect to general economic conditions, changes in the insurance marketplace, regulations and taxes, restrictive terms and conditions, coverage exclusions and higher prices in every line of insurance. Readers are cautioned not to place undue reliance on these forward looking statements.

The Company does not undertake to update or re-issue the forward looking statements that may be contained herein, whether as a result of new information, future events or otherwise.


OVERVIEW

Anthony Clark International Insurance Brokers Ltd.'s (the "Company") primary business activity involves the operation of general insurance brokerages in Canada and the United States. Shares of the Company trade on the Toronto Stock Exchange ("TSE") under the symbol "ACL" and on the NASDAQ OTC under the symbol "ACKBF". The Company, founded in 1989, has expanded through internal growth and acquisitions. The Company operates in two economic environments and revenues are attributed to geographic areas based on the location of resources producing the revenues.

The following discussion should be read in conjunction with the consolidated financial statements and the related notes to those consolidated financial statements, included elsewhere in this report.

All amounts are in Canadian Dollars unless otherwise indicated.


2005 HIGHLIGHTS

     >> June 2004 -- Closing of US$7.5 million First Capital debt financing

     >> September 2004 -- Acquisition of Al Vinciguerra Agency in Virginia.

     >> January 2005 -- Acquisition of Schuneman Insurance Agency in Illinois.

     >> June 2005 -- Closing of US$25.0 million Bridge term loan

     >> June 2005 -- Repayment of FCC and Oak Street credit facilities


SELECTED ANNUAL INFORMATION

The following table summarizes selected annual information prepared in accordance with Canadian generally accepted accounting principles for the three most recently completed financial years (in Canadian dollars):


YEARS ENDED MARCH 31,                                         2005                     2004                   2003
                                                         ------------              ------------             ----------
Revenue                                                  $ 13,060,344              $  7,469,559             $5,175,072
                                                         ------------              ------------             ----------
Net earnings (loss)                                      $ (4,470,154)             $ (1,051,498)            $ (355,801)
                                                         ------------              ------------             ----------
Earnings (loss) per share- basic and
diluted                                                        $(0.56)                   $(0.14)                $(0.05)
                                                         ------------              ------------             ----------
Total assets                                             $ 21,862,339              $ 16,209,085             $8,662,278
                                                         ------------              ------------             ----------
Total long-term financial liabilities                    $     19,231              $  7,358,770             $   17,624
                                                         ------------              -------------            ----------

The Company's revenue and total assets have increased primarily due to US acquisitions during years ended March 31, 2005 and 2004.

The net earnings (loss) for the year ended March 31, 2005 of $(4,470,154) included non-cash expenses amounting to $4,651,527, which related to stock-based compensation, depreciation and amortization, amortization of deferred financing costs and loan discounts, and the impairment of deferred financing costs and unamortized loan discounts on reclassified long-term debt. The net earnings
(loss) for the year ended March 31, 2004 of $(1,051,498) included non-cash expenses amounting to $956,537, which related to depreciation and amortization and amortization of deferred financing costs and loan discounts.

During the year ended March 31, 2005, the Company reclassified all senior and seller's debt to current liabilities as demand loans in accordance with Canadian generally accepted accounting standards (EIC-59 Long-term debt with covenant violations). Subsequent to the March 31, 2005 year end, new financing was obtained which resulted in the repayment of the existing senior debt and the reclassification of the seller's debt to long-term debt.

Effective on April 1, 2004 the Company adopted the guidance in Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the CICA Handbook. As permitted, the Company adopted Section 3870 on a retroactive basis but has adjusted opening retained earnings of the current year for the cumulative effect of adoption on prior years. The comparative figures for the fiscal year ended March 31, 2004 have therefore not been restated to reflect this change in accounting policy.


RESULTS OF OPERATIONS


BUSINESS ACQUISITIONS

YEAR ENDED MARCH 31, 2005

During the year the Company acquired the net assets of two insurance brokerages known as "Vinciguerra", located in Virginia, and "Schuneman" located in Illinois. Purchase consideration of $ 10,100,831 (US$ 8,228,463) was given to effect these acquisitions. Both acquisitions are subject to contingent adjustment based on future commission revenue, though in both acquisitions the purchase consideration may only be reduced. Goodwill attributed to both acquisitions is expected to be deductible for income tax purposes.

The results of operations and cash flows of the acquired businesses are included in these financial statements from the closing dates of the acquisitions, which are September 8, 2004 for Vinciguerra and January 12, 2005 for Schuneman.

The consideration given has been allocated to acquired identifiable assets and liabilities as follows based on the foreign exchange rates in effect on the dates of closing.

                                                            Vinciguerra             Schuneman              Total
                                                            -----------            ----------           -----------
                Customer accounts                           $ 1,855,983            $  227,906           $ 2,083,889
                Computer systems and equipment                   64,390                36,759               101,149
                Non-competition agreements                      160,975                34,308               195,283
                Goodwill                                      6,978,094               823,504             7,801,598
                Other                                             6,439                   --                  6,439
                Liabilities assumed                             (87,527)                  --                (87,527)
                                                            -----------            ----------           -----------
                                                            $ 8,978,354            $1,122,477           $10,100,831
                                                            -----------            ----------           -----------


                                                            Vinciguerra             Schuneman              Total
                                                            -----------            ----------           -----------
CONSIDERATION PAID

                Cash                                        $  7,857,638           $  299,588           $ 8,157,226
                Fair values of notes payable                   1,120,716              822,889             1,943,605
                                                            ------------           ----------           -----------
                                                            $  8,978,354           $1,122,477           $10,100,831
                                                            ------------           ----------           -----------

The notes issued in connection with the Vinciguerra and Schuneman acquisitions are at rates of interest that were determined to be below the estimated market rate of interest for indebtedness with similar terms and credit quality. These notes have therefore been accounted for at their discounted fair values.

During the year ended March 31, 2005 the contingent adjustment related to John's was resolved, and the purchase consideration was reduced by $ 9,083 (U.S.$ 7,509).


REVENUE

The Company's revenue has increased to $13,060,344 for the year ended March 31, 2005 from $7,469,559 for the year ended March 31, 2004 primarily due to revenue generated from US acquisitions (approximately $5,891,000). Revenue from the US acquisitions has been recorded from the closing date of acquisition.

The Company's revenue has increased to $7,469,559 for the year ended March 31, 2004 from $5,175,072 for the year ended March 31, 2003 primarily due to revenue generated from US acquisitions (approximately $1,980,000), new business commissions generated and premium increases (approximately $231,000), and a net increase in combined other revenue (approximately $83,000, primarily due to increase in contingent commissions of $261,000, a decrease in interest revenue of approximately $10,000 and non-recurrence of one-time revenue of $151,000 booked in the prior year). The total insurance policy premiums (including US operations) processed during the year ended March 31, 2004 was $52,500,000 against $37,000,000 (Canadian operations only) during year ended March 31, 2003. Revenue from the US acquisitions has been recorded from the closing date of acquisition.

Contingent commissions are commissions paid to the Company by insurance companies based upon volume, growth and/or profitability of business placed with such Insurance companies by the Company.


EXPENSES

Salaries and wages have increased to $7,925,260 for the period ending March 31, 2005 from $4,818,880 for the period ending March 31, 2004 mainly due to salaries and wages of US acquisitions. Salaries and wages were streamlined in one US division during the year resulting in an annual saving of approximately $767,000.

Salaries and wages have increased to $4,818,880 for the twelve month period ended March 31, 2004 from $3,165,924 for the twelve month period ended March 31, 2003 mainly due to salaries and wages of US acquisitions (approximately $1,500,000), salaries and wages related to the new business generated (approximately $111,000) and administrative salary adjustments (approximately $42,000).

Rent increased to $805,937 for the year ending March 31, 2005 from $422,672 for the year ending March 31, 2004 primarily due to rent related to the new US acquisitions.

Rent increased to $422,672 for the year ended March 31, 2004 from $283,242 for the year ended March 31, 2003 primarily due to rent related to the US acquisitions.

General and administrative expenses increased to $2,393,711 for the year ending March 31, 2005 from $1,446,886 for the year ending March 31, 2004 primarily due to the US acquisitions.

General and administrative expenses increased to $1,446,886 for the year ended March 31, 2004 from $1,135,956 for the year ended March 31, 2003 mainly due to the inclusion of general and administrative expenses of US acquisitions (approximately $350,000), increase in legal fees (approximately $33,000), increase in insurance costs (approximately $42,000), increase in accounting fees (approximately $24,000) decrease in operating costs of the website and computer maintenance costs (approximately $36,000), decrease in other expenses primarily related to acquisition identification (approximately $102,000).

During the year ended March 31, 2005, the Company awarded 520,000 stock options which were accounted for in accordance with the new guidance Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the CICA Handbook which requires the expensing of the fair value of the options ($411,275).

During the year ended March 31, 2004, legal judgment expense of $522,619 was recorded.. This judgment was made against the Company with respect to a previously outstanding legal proceeding. The judgment related to the Company's alleged failure to honor a stock option agreement dated October 1, 1998. During the year ended March 31, 2005, the Company settled for a cash payment of $450,000 (including legal costs). The difference between the judgment amount and settlement of $72,619 was recovered and reflected in the first quarter of the 2005 fiscal year.

Revenues and expenses for US acquisitions have been included in the current fiscal year from the closing date of the acquisitions and thus reflect results for only part of the year. The revenues and expenses are expected to be significantly different in the next fiscal year as results of the full year of operations will be included in the financial statements.


EARNINGS FROM OPERATIONS BEFORE INTEREST AND FINANCING COSTS AND TAXES AND DEPRECIATION AND AMORTIZATION (EBITDA)

The Company's earnings increased to $1,524,161 (EBITDA) for the year ended March 31, 2005 from $258,502 (EBITDA) for the year ended March 31, 2004 primarily due to US acquisitions, two of which the operations were included for the full year and two new acquisitions during the year. EBITDA as a percentage of revenue has increased from 3.5% for the year ended March 31, 2004 to 11.7% for the year ended March 31, 2005. Management has taken steps to streamline the costs associated with its US operations and expects further EBITDA improvements in upcoming quarters from these adjustments together with the effect of new acquisitions.

The Company's earnings decreased from $552,778 (EBITDA) for the year ended March 31, 2003 to $258,502 (EBITDA) for the year ended March 31, 2004 primarily due to the legal judgment ($522,619). EBITDA as a percentage of revenue has decreased from 10.7% for the year ended March 31, 2003 to 3.5% for the year ended March 31, 2004.


EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net loss below.

RECONCILIATION OF EBITDA TO NET LOSS

  Years ended March 31,                                                     2005                 2004
                                                                        ------------         ------------
  Revenue                                                               $ 13,060,344         $  7,469,559
  Earnings before the following (EBITDA)                                   1,524,161              258,502
  Interest and Financing Costs                                            (4,539,268)            (941,153)
  Depreciation and amortization                                           (1,303,867)            (481,025)
  Income Taxes (expense) recovery                                           (151,180)             112,178
  NET LOSS                                                              $ (4,470,154)        $ (1,051,498)

During the year ended March 31, 2005, non-cash expenses included in arriving at net loss amounted to $4,651,527 which related to stock-based compensation, depreciation and amortization, amortization of deferred financing costs and loan discounts, and the impairment of deferred financing costs and unamortized loan discounts on reclassified long-term debt.

During the year ended March 31, 2004, non-cash expenses included in arriving at net loss amounted to $956,537 which related to depreciation and amortization and amortization of deferred financing costs and loan discounts.

INTEREST AND FINANCING COSTS


                                                                            2005                      2004
                                                                        -------------             -------------
CANADIAN OPERATIONS
              Interest and financing costs on Paragon
              term loan repaid                                          $         --              $      274,866
              Interest on obligations under capital lease                       1,410                      1,701
                                                                        -------------             --------------
                                                                                1,410                    276,567
                                                                        -------------             --------------

          U.S. OPERATIONS
              Amortization of discount on reclassified long-term debt         166,489                     62,625
              Interest and loan fees on long-term debt                      1,596,851                    186,520
              Amortization of financing costs                                 230,199                    412,887
              Impairment of discount on reclassified long-term debt         1,428,664                        --
              Impairment of deferred financing costs on reclassified
              long-term debt                                                1,111,033                        --
              Interest on obligations under capital lease                       4,622                      2,554
                                                                        -------------             --------------
                                                                            4,537,858                    664,586
                                                                        -------------             --------------
                                                                        $   4,539,268             $      941,153
                                                                        =============             ==============


DEPRECIATION AND AMORTIZATION

Depreciation and amortization increased to $1,303,867 for the year ended March 31, 2005 from $481,025 for the year ended March 31, 2004. The increase was due mainly to the amortization of increased customer accounts resulting from the US acquisitions, one of which has a two year amortization period.

Depreciation and amortization decreased to $481,025 for the year ended March 31, 2004 from $609,546 for the year ended March 31, 2003. The Deprecation and Amortization expense was higher during the year ended March 31, 2003 primarily due to the final amortization of the website development costs, the change in accounting policy related to Business Combination, goodwill and other intangible assets and the purchase adjustments part way through the year. During the year ended March 31, 2004, the Deprecation and Amortization expense included an amount of $196,814 (2003 - $0) relating to US acquisitions.


SUMMARY QUARTERLY INFORMATION

The following table summarizes the Company's key consolidated financial information for the last eight quarters.

     o Revenue increase starting in the December 2004 quarter was due to US acquisitions in Virginia and Illinois. Revenues from the new acquisitions are included from the closing date of the respective acquisitions.

     o EBITDA is defined as Earnings before interest, income taxes, and depreciation and amortization.

     o EBITDA is discussed and presented here as a non-Generally Accepted Accounting Principles measure because it is management's major performance indicator. EBITDA is reconciled to Net loss above.

     o EBITDA loss in the September 2003 quarter was primarily related to the legal judgment ($515,000) expensed in that quarter.

     o EBITDA loss in the September 2004 quarter was primarily related to the non-cash stock-based compensation ($411,275) expensed in that quarter.

     o EBITDA in the March 2005 quarter was primarily related to the US acquisitions in Virginia and Illinois.

     o Net earnings (loss) in the March 2005 quarter was primarily related to the impairment of deferred financing costs and unamortized loan discounts on reclassified long-term debt $2,539,697 (non-cash expenses).


                                  MARCH 31, 2005                                       MARCH 31, 2004
                   -------------------------------------------------- ------------------------------------------------
                       MAR         DEC          SEPT         JUNE        MAR          DEC         SEPT        JUN
                   ------------ ----------- ------------- ----------- ----------- ------------ ----------- -----------
Revenues             4,872,382   3,146,777     2,528,979   2,512,206   2,828,346    2,035,137   1,220,662   1,385,414
                   ------------ ----------- ------------- ----------- ----------- ------------ ----------- -----------
EBITDA               1,732,032      27,253      (394,456)    159,332     433,850       43,376    (463,452)    244,728
                   ------------ ----------- ------------- ----------- ----------- ------------ ----------- -----------
Net earnings
(loss)              (2,079,926)   (974,156)   (1,057,215)   (358,857)    (54,305)    (629,271)   (411,961)     44,039
                   ------------ ----------- ------------- ----------- ----------- ------------ ----------- -----------
Earnings (loss)
per share Basic
and Diluted              (0.26)      (0.12)        (0.13)      (0.05)      (0.01)       (0.08)      (0.05)         --
                   ------------ ----------- ------------- ----------- ----------- ------------ ----------- -----------


FOURTH QUARTER 2005 RESULTS

During the fourth quarter, the Company acquired the net assets of an insurance brokerage in Illinois. Revenue increased during the quarter primarily due to the acquisitions in Virginia and Illinois. The Company also recognized the impairment of deferred financing costs and unamortized loan discounts of $2,539,697 (non-cash expenses) on reclassified long-term debt.


CHANGE IN ACCOUNTING POLICY

STOCK-BASED COMPENSATION

Effective on April 1, 2004 the Company adopted the guidance in Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the CICA Handbook. As permitted, the Company adopted Section 3870 on a retroactive basis but has adjusted opening retained earnings of the current year for the cumulative effect of adoption on prior years. The comparative figures for the fiscal year ended March 31, 2004 have therefore not been restated to reflect this change in accounting policy.


FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION

The Company's balance sheet as at March 31, 2005 as compared to March 31, 2004 reflects a net decrease in working capital of $18,634,270 primarily due to the reclassification of all senior and seller's debt to current liabilities as demand loans in accordance with Canadian accounting standards (EIC-59 Long-term debt with covenant violations). Subsequent to the March 31, 2005 year end, new financing was obtained which resulted in the repayment of the existing senior debt and the reclassification of the seller's debt to long-term debt. Other major changes include a net increase in customer accounts ($651,098), increase in goodwill ($7,066,149), financing costs paid ($832,998) and long-term debt ($9,720,813) related to financing US acquisitions of customer accounts and goodwill. Shareholders' equity has decreased by $4,089,128, primarily due to the current year operating loss of $4,470,154, partially offset by an increase in the contributed surplus due to the accounting for stock-based compensation.

The Company's balance sheet as at March 31, 2004 as compared to March 31, 2003 reflects a net decrease in working capital of $2,062,088 due to cash used for the US acquisitions. Other major changes include an increase in net customer accounts ($3,465,334) and goodwill ($3,884,353), long-term debt ($7,996,420)
related to financing acquisitions of customer accounts and goodwill and a decrease in shareholder's equity of $738,337, primarily due to an operating loss of $1,051,498 less net proceeds from a share issue of $314,006.

FINANCIAL RESOURCES AND LIQUIDITY

At March 31, 2005, the Company had a working capital deficiency of $(16,785,495) and obligations under capital leases of $19,231. The working capital deficiency is due to the reclassification of the long-term debt to demand loans in current liabilities in accordance with Canadian accounting standards (EIC-59 Long-term debt with covenant violations). Subsequent to the March 31, 2005 year end, new financing was obtained which resulted in the repayment of the existing senior debt and the reclassification of the senior and seller's debt to long-term debt.

At March 31, 2004, the Company had working capital of $1,848,775 and long-term debt outstanding of $7,358,770.

Shareholders' equity has decreased from $6,498,097 as at March 31, 2004 to $2,408,969 as at March 31, 2005 due primarily to the operating loss for the twelve month period ended March 31, 2005 of $4,470,154 primarily due to non-cash based items of stock-based compensation ($411,275), the impairment of discount on reclassified long-term debt ($1,428,664), impairment of deferred financing costs on reclassified long-term debt ($1,111,033) and depreciation and amortization ($1,303,867), partially offset by an increase in the contributed surplus due to the accounting for stock-based compensation.

Shareholders' equity has decreased from $7,236,434 as at March 31, 2003 to $6,498,097 as at March 31, 2004 due to the loss for the twelve month period ended March 31, 2004 primarily related to the legal judgment ($522,619) and expensing of the financing costs related to new and terminated financing ($495,763) and depreciation and amortization ($481,025). The decrease was partially offset by the net proceeds of $314,006 from the private placement.

The following table sets forth the Company's future contractual and long-term obligations as at March 31, 2005:

                                                            Less than          1 - 3           3 - 5       More than
CONTRACTUAL OBLIGATIONS                         Total          1 Year          Years           Years         5 years
---------------------------------------------------------------------------------------------------------------------
Capital Lease Obligations                      39,966          20,735         14,435           4,796              --
Operating Lease Obligations                   989,698         712,203        277,495              --              --

DEMAND LOANS
Kabaker Family Trust                        3,973,513         524,567        751,106         863,627       1,834,213
Schuneman Insurance Agency Inc.             1,397,088              --         57,423         503,021         836,644
Oak Street Funding                          3,624,294              --      1,374,706       1,780,408         469,180
First Capital Corporation                   3,509,728              --      1,757,420       1,752,308              --
Emmett Lescroart                            3,931,200              --             --       3,931,200              --
Al Vinciguerra Ltd.                         1,089,241         218,082        484,591         386,568              --
---------------------------------------------------------------------------------------------------------------------


During the year ended March 31, 2005, the Company reclassified the long-term debt (except capital lease obligations) to current liabilities as demand loans in accordance with EIC-59 (Long-Term Debt with Covenant Violations). Subsequent to the March 31, 2005 year end, new financing was obtained which repaid the existing senior debt. The result will be the reclassification of the demand loans to long-term debt as they are no longer demand loans. The above table reflects the contractual obligations taking into account the reclassification of the demand loans to long-term debt, subsequent to the year end.

RELATED PARTY TRANSACTIONS

The Company enters into transactions with related parties from time to time in the normal course of business. Related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to between the related parties, unless otherwise noted.

The amount due from a corporation controlled by an officer of the subsidiary is due on demand, does not bear interest and is denominated in U.S. dollars (U.S.$ 150,000). The amount due is collateralized by a pledge of assets.

The amount due from an officer and director bears interest at the Royal Bank of Canada's prime rate of interest and is collateralized by a pledge of marketable securities and a pledge of other personal assets. The amount is repayable on demand but the Company does not anticipate requesting full repayment during the 2006 fiscal year.

Included in accounts payable and accrued liabilities is $ 159,014 (2004 - $ Nil) of accrued interest due to a corporation controlled by an officer of the subsidiary.

Two directors are also partners with law partnerships. During the year the Company incurred $ 231,601 (2004 - $ 298,296) of legal fees with these law partnerships.

During the year the Company paid $ 246,831 (2004 - $ 322,146) to a trust, of which an officer of the Company's subsidiary is a trustee, comprised of $ 118,154 (2004 - $ 222,255) representing interest on a note payable and $ 128,677 (2004 - $ 99,696) of principal.

The Company processes certain of its insurance policy sales through facilities owned by an officer of the subsidiary. During the year the Company processed $ 2,377,971 (2004 - $ 1,307,446) of revenue through this arrangement, incurred payroll costs, rent and overhead of $ 3,053,440 (2004 - $ 1,462,369) and paid for the purchase of office equipment of $ 40,984 (2004 - $ 46,103). Accounts receivable includes $ 60,408 (2004 - accounts payable of $ 60,832) in connection with this arrangement.



SUBSEQUENT EVENT

On June 15, 2005, the Company closed a U.S.$ 25,000,000 ($ 30,750,000) secured debt financing arrangement with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC (collectively, the "Lenders") whereby the Lenders have agreed to provide a U.S.$ 25,000,000 ($ 30,750,000) five year term loan facility (the "Facility") to the Company.

The Company can borrow an aggregate amount, not to exceed at any time outstanding, three times the trailing twelve month adjusted Earnings Before Interest, Income Taxes, Depreciation and Amortization (EBITDA). The Facility will mature on June 15, 2010. Principal repayments are based upon an excess cash flow availability formula. Interest is payable monthly calculated at the rate of prime plus 6.25% per annum, but at no time less than 12% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of U.S.$ 3.0 million and U.S.$ 5.0 million respectively. As additional consideration for providing the Facility, the Company has issued the Lenders a total of 1,439,128 warrants exercisable to purchase 1,439,128 common shares at a price of $ 0.80 per share until June 15, 2010.

The Facility has been fully guaranteed and collateralized by the Company.

The initial term loan proceeds of U.S.$ 7,527,105 were used to repay the credit facilities that were in default as of March 31, 2005 in the amount of U.S.$ 6,458,460, and pay the costs of U.S.$ 1,515,000 incurred in relation to the Facility. Additional costs have been incurred for which the amounts cannot be determined at this point in time.

The balance of the Facility may only be used to fund permitted acquisitions within the United States.

CRITICAL ACCOUNTING POLICIES


Critical accounting policies are defined as those that are both very important to the portrayal of the Company's financial condition and results, and require management's most difficult, subjective or complex judgments. We are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon available information, historical information and/or forecasts. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accounting policies which management believes are the most critical to aid in fully understanding and evaluating our reported financial results include those relating to business acquisitions and accounting for the resulting customer account, goodwill and non-competition agreements, stock-based compensation and income taxes.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

BUSINESS COMBINATIONS

Business acquisitions are accounted for using the purchase method whereby the fair value of consideration given is allocated to identifiable assets acquired and liabilities assumed. The results of operations and cash flows of an acquired business are included in the Company's financial statements from the date of acquisition. Where the consideration given is subject to contingent adjustment based on future periods' operating results, such adjustment is recognized in the period the contingency is resolved.

CUSTOMER ACCOUNTS

Acquired customer accounts are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over estimated useful lives of between two and seventeen years. The carrying value of customer accounts is periodically assessed for impairment in accordance with the Company's accounting policy for impairment of long-lived assets.

GOODWILL

Goodwill results from business combinations and represents the excess of the consideration given over the fair value of identifiable net assets acquired. Goodwill is not subject to amortization but is subject to an impairment test that is performed at least annually.

NON-COMPETITION AGREEMENTS

Non-competition agreements are secured at the time of business combinations and are recognized at their estimated fair value at the date of acquisition. Amortization is provided on a straight-line basis over their estimated useful lives of between six and ten years. Impairment is periodically assessed in accordance with the Company's policy for impairment of long-lived assets.

STOCK-BASED COMPENSATION

Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

INCOME TAXES
Income taxes are recorded using the liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the year. Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are recognized using enacted or substantively enacted income tax rates. Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

DISCLOSURE CONTROLS AND PROCEDURES

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Issuer's disclosure controls and procedures as of the end of the period covered by the annual filings.

Based upon the evaluation described above, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by the annual filings, the Company's disclosure controls and procedures were effective in timely alerting them to the material information relating to the Company (or its consolidated subsidiaries) required to be included in reports that the Company files.


RISK FACTORS

Certain risks are associated with the Company's business including the following:

FUTURE GROWTH AND EXPANSION IS DEPENDENT ON ONGOING ACQUISITIONS OF GENERAL INSURANCE BROKERAGES

To a large extent, the Company's growth and expansion plans depend upon the ongoing acquisition of independent General Insurance Brokerages at reasonable prices. There can be no assurance that an adequate number of acquisition candidates will be available to the Company to meet its expansion plans, or in the event that such independent General Insurance Brokerages are available for acquisition that they will be available at a price which would allow the Company to operate on a profitable basis. The Company competes for acquisition and expansion opportunities with entities that have substantially greater resources than the Company and these entities may be able to outbid the Company for acquisition targets. If the Company fails to execute its acquisition strategy, the Company's revenue growth is likely to suffer and the Company may be unable to remain competitive.

THE COMPANY MAY BE UNABLE TO SUCCESSFULLY INTEGRATE ITS RECENT OR FUTURE ACQUISITIONS

There can be no assurance that the Company's recently acquired brokerages or any brokerages acquired by the Company in the future will achieve acceptable levels of revenue and profitability or otherwise perform as expected. The Company has limited experience in acquiring and integrating brokerages in other markets. The Company may be unable to successfully integrate its recently-acquired brokerages in the United States, or other brokerages that the Company may acquire in the future, due to diversion of management attention, strains on the Company's infrastructure, difficulties in integrating operations and personnel, entry into unfamiliar markets, or unanticipated legal liabilities or tax, accounting or other issues. A failure to integrate acquired brokerages may be disruptive to the Company's operations and negatively impact the Company's revenue or increase the Company's expenses.

THE COMPANY HAS ACQUIRED AND MAY CONTINUE TO ACQUIRE BROKERAGES PRIOR TO RECEIPT OF ALL REGULATORY LICENSES AND CARRIER APPOINTMENTS, AND IN SUCH CIRCUMSTANCES THE COMPANY IS DEPENDENT UPON THE VENDOR TO CONTINUE TO HOLD AND TO COMPLY WITH THE REQUIREMENTS OF SUCH LICENSES AND APPOINTMENTS

The Company has only recently begun to establish and expand its operations in the United States with the purchases of assets of Vista, Johns, Vinciguerra and Schuneman. At the time of these acquisitions Addison York had not yet obtained the necessary license to operate as a General Insurance Brokerage in California, Virginia and Illinois (as the case may be) and without possessing that license it could not obtain carrier appointments from Insurance Companies which would enable it to market and sell General Insurance products in those states. As such, Addison

York entered into Agency Agreements with the vendors of these Insurance Brokerages whereby the vendors of those agencies agreed, for the sole and exclusive benefit of Addison York, to market, sell, distribute, place and write General Insurance products to the clients of Addison York and to any and all other potential customers who may wish to purchase General Insurance products from Addison York. At the time of acquisition, the Company may not hold licences as an Insurance Broker in the US state where the potential acquisition operates and it can run the risk that it would not receive the required license to operate as an Insurance Brokerage in those states. Without the appropriate license it would be unable to obtain carrier appointments from the Insurance Companies. If the Company is unable to secure the required licenses in the various different states in which it operates or if the Company cannot obtain Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products. In addition, these Agency Agreements create a reliance by the Company on third parties in that the Company must rely upon the respective vendors to comply with applicable laws, to perform on the Agency Agreements and to process the Company's General Insurance business in the United States. If the vendors fail to properly perform on the Agency Agreements then this will have a negative impact on the Company's ability to service its customers. The Company may enter into similar Agency Agreements in connection with future acquisitions.

THE COMPANY ANTICIPATES THE NEED FOR ADDITIONAL FINANCING, WHICH IT MAY NOT BE SUCCESSFUL IN ARRANGING

The Company has relied principally on debt financing to fund its recent acquisitions in the United States. The Company will also require additional funds to make future acquisitions of General Insurance Brokerages and may require additional funds to market and sell its products into the marketplace. The Company has a history of losses and does not, therefore, anticipate that it will generate sufficient cash flow from operations in order to meet its financing needs. The ability of the Company to arrange such financing in the future, and to repay its existing debt, will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. In addition, the Company is subject to certain financial and other covenants under its financing arrangements. If the Company is unable to or does not comply with these covenants, the Company's financing needs may be accelerated. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, when needed, on terms satisfactory to the Company. If additional financing is raised by the issuance of shares from the treasury of the Company, control of the Company may change and shareholders may suffer additional dilution. If additional financing is not available on terms favorable to the Company, the Company may be unable to grow or may be required to limit or halt its expansion plans. In addition, the Company's existing creditors, some of whom have security interests in the Company's assets, may exercise their rights to acquire or dispose of the Company's assets.

PLANNED FUTURE GROWTH IS LIKELY TO PLACE SIGNIFICANT STRAINS ON THE COMPANY'S MANAGEMENT, ADMINISTRATIVE, OPERATIONAL AND FINANCIAL RESOURCES

Since its inception, the Company has experienced steady growth in revenue, number and complexity of products, personnel, and customer base. The Company's planned future growth is likely to place significant strains on the Company's management, administrative, operational and financial resources. Increased growth will require the Company to continue to add additional management personnel, improve its financial and management controls, reporting systems and procedures on a timely basis, to implement new systems as necessary, to expand, train, motivate and manage its sales and other personnel and to service the Company's customers effectively. There can be no assurance that the Company will be able to attract qualified personnel or improve its financial and management controls or implement new systems as necessary and the failure to do so may result in increased costs or a decline in revenue or both.

The Company's performance and future operating results and success are dependent on the effectiveness of the Company's management team and key personnel.

The Company's performance and future operating results and success are substantially dependent on how effective the management team and key personnel are at organizing and implementing the Company's growth strategy and integrating acquired General Insurance Brokerages into the Company's overall organization. The investors hereunder will be relying on the judgment and expertise of the management of the Company.

The senior management and some key personnel are employed under employment contracts, while other key personnel of the Company are employed on a month to month basis and are not under an employment contract with the Company. None of the Company's senior management or other key personnel has expressed any current intention to leave their employment with the Company. Although the Company is in an industry in which there is not high employee turnover, the unexpected loss or departure of any of the Company's key management personnel, Mr. Podorieszach, the Chief Executive Officer, Mr. Consalvo, the Chief Operating Officer, Mr. Bhatia, the Chief Financial Officer and the Corporate Controller, Ms. Shelley Samec could be detrimental to the future operations of the Company.

There can be no assurance that the Company can retain its key personnel and managerial employees or that it will be able to attract or retain highly qualified personnel in the future. The Company believes that the compensation to its key management personnel is competitive with what other companies pay its key management personnel in the insurance brokerage industry. Although the Company plans to compensate its senior management and other key personnel at compensation levels that are competitive within the industry, there is no assurance that it will continue to be able to do so in the future and this may result in a departure of some if its senior management or other personnel.

The Company maintains keyman life insurance policies of $100,000 each on Mr. Podorieszach and Mr. Consalvo and $175,000 on Ms. Samec and has no other keyman life insurance on any other senior management or other personnel. The loss of the services of any of the Company's senior management or other key personnel or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse effect upon the Company's business, operating results and financial condition.

THE COMPANY FACES INTENSE COMPETITION IN THE INSURANCE INDUSTRY

The Company is in an industry in which intense competition exists. The Company competes with other General Insurance Brokerages, as well as Insurance Companies that sell insurance directly to consumers and do not pay commissions to agents and brokers. Some competitors have substantially more financial resources and other assets available than the Company does and are larger and better established than the Company. Such competitors have existing distribution facilities and channels, customer recognition, customer lists, and greater research and development capabilities and sales marketing staff than does the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors, or that competitive pressure faced by the Company will not have a material adverse effect on its business, financial condition and results of operation.

INCURSION OF GOVERNMENT, BANKS OR OTHER FINANCIAL INSTITUTIONS

The Company is susceptible to an incursion in the general insurance industry by government or banks or other financial institutions. A government takeover of the general insurance business (or parts thereof) could affect the profitability of the Company. In addition, banks with greater financial resources and a larger customer base than the Company may enter (or are currently entering) the general insurance business. While management believes that the Company's representation of a large and diverse number of Insurance Companies will allow it to remain competitive against any such incursion by the banks, there is a possibility that their entrance into this market could affect the profitability of the Company.

THE COMPANY CANNOT ACCURATELY FORECAST COMMISSION REVENUE BECAUSE COMMISSIONS DEPEND ON PREMIUM RATES CHARGED BY INSURANCE COMPANIES, WHICH HISTORICALLY HAVE VARIED AND ARE DIFFICULT TO PREDICT. ANY DECLINES IN PREMIUMS MAY ADVERSELY IMPACT PROFITABILITY

Revenue from commissions fluctuates with premiums charged by insurers, as commissions typically are determined as a percentage of premiums. When premiums decline, the Company experiences downward pressure on revenue and earnings. Historically, property and casualty premiums have been cyclical in nature and have varied widely based on market conditions. Because we cannot determine the timing and extent of premium pricing changes, we cannot accurately forecast our commission revenue, including whether it will significantly decline. If premiums decline or commission rates are reduced, our revenue, earnings and cash flow could decline. In addition, our budgets for future acquisitions, capital expenditures, dividend payments, loan repayments and other expenditures may have to be adjusted to account for unexpected changes in revenue.

INSURANCE COMPANY CONTINGENT COMMISSIONS AND VOLUME OVERRIDES ARE LESS PREDICTABLE THAN NORMAL COMMISSIONS, WHICH IMPAIRS THE COMPANY'S ABILITY TO FORECAST THE AMOUNT OF SUCH REVENUE THAT WILL BE RECEIVED AND MAY NEGATIVELY IMPACT OUR OPERATING RESULTS

A portion of the Company's revenue is derived from contingent commissions and volume overrides. The aggregate of these sources of revenue generally has accounted for approximately 6% of our total revenue. Contingent commissions may be paid by an insurance company based on the profit it makes on the overall volume of business that we place with it. Volume overrides and contingent commissions are typically calculated in the first or second quarter of the following calendar year by the insurance companies and are paid once calculated.. Further, we have no control over the process by which insurance companies estimate their own loss reserves, which affects our ability to forecast contingent commissions. Because these contingent commissions affect our revenue, any decrease in their payment to us could adversely affect our results of operations. Recently, legal proceedings challenging the appropriateness of revenue sharing arrangements between insurance companies and brokerages, including contingent profit and volume override arrangements, have been commenced against certain insurance brokerages. These proceedings allege that such revenue sharing arrangements conflict with a broker's duty to its clients. While we have not been named as a defendant in any such proceeding, and disagree with the underlying premise that these revenue sharing arrangements create a conflict of interest, we could be the subject of a similar action in the future. A finding that such arrangements conflict with a broker's duty to its clients could have a material adverse affect on our revenue and profitability.

PROPOSED TORT REFORM LEGISLATION ON THE UNITED STATES, IF ENACTED, COULD DECREASE DEMAND FOR LIABILITY INSURANCE, THEREBY REDUCING COMMISSION REVENUE

Legislation concerning tort reform is currently being considered in the United States Congress and in several states. Among the provisions being considered for inclusion on such legislation are limitations on damage awards, including punitive damages, and various restrictions applicable to class action lawsuits, including lawsuits asserting professional liability of the kind of which insurance is offered under certain policies we sell. Enactment of these or similar provision by Congress, or by states or countries in which we sell insurance, could result in reduction in the demand for liability insurance policies or a decrease in policy limits of such policies sold, thereby reducing our commission revenue.

PRIVACY LEGISLATION MAY IMPEDE THE COMPANY'S ABILITY TO UTILIZE THE CUSTOMER DATABASE AS A MEANS TO GENERATE NEW SALES

The Company intends to utilize its extensive customer databases for marketing and sales purposes, which it believes would enhance the Company's ability to meet its organic growth targets. However, new privacy legislation, such as the Gramm-Leach-Bailey Act and the Health Insurance Portability and Accountability Act of 1996 in the United States and the Personal Information Protection and Electronic Documents Act (PIPEDA) in Canada, as well other regulatory changes, may restrict the Company's ability to utilize personal information that we have collected in the normal course of operations to generate new sales. If the Company becomes subject to new restrictions, or other regulatory restrictions, which we are not aware of, the Company's ability to grow the business may be adversely affected.

IF THE COMPANY FAILS TO COMPLY WITH REGULATORY REQUIREMENTS FOR INSURANCE BROKERAGES, THE COMPANY MAY NOT BE ABLE TO CONDUCT BUSINESS

The Company is subject to legal requirements and governmental regulatory supervision in the jurisdictions in which it operates. These requirements are designed to protect our clients by establishing minimum standards of conduct particularly regarding the provision of advice and product information as well as financial criteria.

Our activities in the United States and Canada are subject to regulation and supervision by state and provincial authorities. Although the scope of regulation and form of supervision by state and provincial authorities may vary from jurisdiction to jurisdiction, insurance laws in the United States and Canada are often complex and generally grant broad discretion to supervisory authorities in adopting regulations and supervising regulated activities. This supervision generally includes the licensing of insurance brokers and agents and the regulation of the handling and investment of client funds held in fiduciary capacity. Our ability to conduct our business in the jurisdictions in which we currently operate depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions.

Our clients have the right to file complaints with the regulators about our services, and the regulators may investigate and require us to address these complaints. Our failure to satisfy the regulators that we are in compliances with their requirements or the legal requirements governing our activities can result in a disciplinary action, fines, reputation damage and financial harm.

In addition, changes in legislation or regulation and actions by regulators, including changes in administration and enforcement policies, could from time to time require operational improvements or modifications at various locations which could result in higher costs or hinder our ability to operate our business.



THE COMPANY'S SUCCESS IS DEPENDENT ON ITS ABILITY TO REPRESENT QUALITY INSURANCE COMPANIES

The Company's success is dependent upon its continued representation of quality Insurance Companies in order to sell insurance policies to customers. The Company's existing brokerage contracts with certain Insurance Companies do not have a set term or expiry date but may be terminated by either the Company or the Insurance Company on between 90-120 days' written notice of termination depending on the terms of the specific contract. In the event of termination on any of its contracts with Insurance Companies, there are no penalties to the Company but following termination, the Company is no longer able to represent the applicable Insurance Company as agent on the future placement or renewal of insurance policies. If the Company loses Insurance Company representation then this will have a negative impact on its ability to service its customers and provide alternative competitive insurance products.

DILUTION AND SALES OF ADDITIONAL COMMON SHARES AND THE EXERCISE OF OPTIONS

The number of outstanding Common Shares held by shareholders who are not affiliates of the Company and the number of Common Shares underlying outstanding stock options is large relative to the trading volume of the Company's Common Shares. Any substantial sale of the Common Shares, including Common Shares underlying stock options, or even the possibility of such sales occurring may have an adverse effect on the market price of the Common Shares.

BROKER-DEALERS MAY BE DISCOURAGED FROM EFFECTING TRANSACTIONS IN THE COMMON SHARES BECAUSE THEY ARE CONSIDERED PENNY STOCKS AND SUBJECT TO PENNY STOCK RULES

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") impose sales practice and disclosure requirements on NASD brokers-dealers who make a market in "a penny stock." A penny stock generally includes any non-Nasdaq equity security that has a market price of less than US$5.00 per share. The shares of the Company are posted for trading on the TSX and the closing price of its shares on May 31, 2005 was $.80 per share. The shares of the Company are also quoted on the OTCBB and the quoted price of its shares on May 31, 2005 was US$.54 per share. As such, the shares of the Company will be deemed penny stock for the purposes of the Exchange Act. The additional sales practices and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the shares of the Company, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor", which is generally an individual with a net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse, must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

THE COMPANY HAS SIGNIFICANT COSTS AND LOWER PRODUCTIVITY COULD RESULT IN OPERATING LOSSES

Fixed costs including costs associated with salaries and employee benefits, depreciation and amortization, rent, and interest and financing costs, and loan principal repayments account for a significant portion of the Company's costs and expenses. As a result, downtime or low productivity from its sales representatives, lower demand for insurance products, loss of the Company's customers, any significant decrease in the premium rates, volume and commission paid in the different segments of the general insurance industry, or other factors could result in operating losses and adversely impact on the Company.


NO INTENTION TO DECLARE DIVIDENDS

The Company has a limited history of earnings and has not declared or paid any cash dividends on its Common Shares. The Company currently intends to retain any future earnings to fund growth and operations and it is unlikely to pay any dividends in the immediate or foreseeable future. Any decision to pay dividends on its Common Shares in the future will be made by the board of directors on the basis of the Company's earnings, financial requirements and other conditions at such time.

CONFLICTS OF DIRECTORS AND OFFICERS WHO SERVE AS DIRECTORS OR OFFICERS OR ARE SIGNIFICANT SHAREHOLDERS OF OTHER COMPANIES
Directors and officers of the Company may serve as directors or officers of, or have significant shareholdings in other companies, or be or become engaged in business and activities in other fields, on their own behalf and on the behalf of other companies and entities. To the extent that such other companies or entities may participate in industries or ventures in which the Company may participate, the directors and officers of the Company may have a conflict of interest. Conflicts, if any, will be subject to the procedures and remedies under the Business Companies Act (Alberta). None of the Company's directors serve as directors or officers of any competitors of the Company.

INVESTORS MAY NOT BE ABLE TO SECURE FOREIGN ENFORCEMENT OF CIVIL LIABILITIES AGAINST THE COMPANY'S MANAGEMENT
The enforcement by investors of civil liabilities under the federal securities laws of the United States may be adversely affected by the fact that the Company is amalgamated under the laws of Canada, that all of its officers and directors are residents of a foreign country and that all or a substantial portion of its assets and such person's assets are located outside of the United States. As a result, it may be difficult for holders of the Common Shares to effect service of process on such persons within the United States or to realize in the United States upon judgments rendered against them.

               ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
                      SUITE 355, 10333 SOUTHPORT ROAD S.W.
                            CALGARY, ALBERTA T2W 3X6
                    TEL: (403) 278-8811 -- FAX (403) 225-5745


                    US $25,000,000 ($30,750,000CDN) FINANCING
                    -----------------------------------------

Calgary, Alberta, Canada, June 15, 2005 -- ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD: ACKBF) ("Anthony Clark") is pleased to announce it has closed a US$25,000,000 ($30,750,000 CDN) secured debt financing arrangement with United States lenders, Bridge Healthcare Finance, LLC ("BHF") and Bridge Opportunity Finance, LLC ("BOF") (collectively, the "Lenders") whereby the Lenders have agreed to provide a US$25,000,000 ($30,750,000 CDN) five year term loan facility (the "Facility") to Addison York Insurance Brokers Ltd. (the "Borrower"), a US wholly-owned subsidiary of Anthony Clark.

The Facility will be used to repay the existing FCC and Oak Street credit facilities and certain other obligations amounting to approximately US$7.5 Million and the balance of the Facility used to fund future acquisitions of general insurance brokerages within the United States. The Facility will mature in five years and interest and principal is payable during the term based upon an excess cash flow availability formula. The Facility will have an interest rate of prime plus 6.25%, with an effective rate reduction of 1.5% and 2.5% for new equity raised of US$3.0 Million and US$5.0 Million respectively. As additional consideration for providing the Facility, Anthony Clark has issued the Lenders a total of 1,439,128 warrants exercisable to purchase 1,439,128 common shares at a price of $0.80CDN per share for a five-year period following the closing of this financing. The Facility has been fully guaranteed and secured by Anthony Clark and Heritage Hill Insurance Ltd. ("Heritage"), a Canadian wholly owned subsidiary of Anthony Clark. This financing is a major step in Anthony Clark's US expansion plan.

Effective immediately, Anthony Clark is also pleased to announce the appointment of Mahesh Bhatia to the Chief Financial Officer's position, replacing Shelley Samec. Ms. Samec has resigned due to family commitments but is continuing with the Corporation as Corporate Controller. Mr. Bhatia joined our corporation in January 2004 and has extensive experience with a number of companies, at a senior financial level.

Anthony Clark International Insurance Brokers Ltd., founded in 1989, has expanded through internal growth and the acquisition of 23 general insurance brokerages and processes over US$86,000,000($107,000,000CDN) in insurance premiums for its 63,000 customers.

For further information:

Press Contacts -- North America         Barry Kaplan
                                        Barry Kaplan Associates
                                        New Jersey
                                        Telephone: (732) 747-0702
                                        Email: smallkap@aol.com
                                               -----------------

Anthony Clark International Insurance   Mr. Tony Consalvo, C.O.O.
Brokers Ltd.                            Telephone: (403) 225-5100
                                        Email: tony.consalvo@aclarkinsurance.com
                                               ---------------------------------


Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company's ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company's public filings under "Risk Factors." The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.



                                          On behalf of
                                          ANTHONY CLARK INTERNATIONAL
                                          INSURANCE BROKERS LTD.


                                          Primo Podorieszach, C.E.O.

                           ANTHONY CLARK INTERNATIONAL
                             INSURANCE BROKERS LTD.
                        CONSOLIDATED FINANCIAL STATEMENTS
                       YEARS ENDED MARCH 31, 2005 AND 2004
                         (Expressed in Canadian dollars)

                                                                [D&H GROUP LOGO]



AUDITORS' REPORT


To the Shareholders of
Anthony Clark International Insurance Brokers Ltd.


We have audited the consolidated balance sheet of Anthony Clark International Insurance Brokers Ltd. as at March 31, 2005 and the consolidated statements of operations and deficit and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and the results of its operations and cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

On May 20, 2005 we reported separately to the shareholders of Anthony Clark International Insurance Brokers Ltd. on consolidated financial statements as at and for the year ended March 31, 2005 audited in accordance with Canadian generally accepted auditing principles and the standards of the Public Company Accounting Oversight Board (United States) which include a reconciliation to United States generally accepted accounting principles.

The consolidated financial statements as at, and for the year ended, March 31, 2004 were audited by other auditors who expressed an opinion without reservation on those statements in their report dated June 17, 2004, as revised on November 15, 2004.

                                                             "D&H Group LLP"

Vancouver, B.C.
May 20, 2005, except as to Note 23,
which is as of June 15, 2005                               CHARTERED ACCOUNTANTS


                                  D&H Group LLP
               a British Columbia Limited Liability Partnership of
 Corporations A Member of BHD Association with affiliated offices across Canada and Internationally
   10th Floor, 1333 West Broadway, Vancouver B.C. V6H 4C1 -- www.dhgroup.ca --
                          F 604-731-9923 T 604-731-5881

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
CONSOLIDATED BALANCE SHEETS
MARCH 31, 2005 AND 2004
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


                                                      2005            2004
                                                  ------------    ------------
                                                                   (Note 22)
ASSETS

CURRENT ASSETS
    Cash and cash equivalents                     $    401,944    $  1,989,663
    Accounts receivable                              1,708,085       1,335,775
    Prepaid expenses                                   221,705         123,329
    Restricted cash (Note 5)                                --         522,619
                                                  ------------    ------------
                                                     2,331,734       3,971,386
Note receivable (Note 6)                               181,440         196,575
Due from director (Note 7)                              40,000          40,000
Computer systems and office equipment (Note 8)         399,442         376,540
Customer accounts (Note 9)                           5,678,499       5,027,401
Goodwill                                            12,525,334       5,459,185
Deferred financing costs (Notes 10 and 12)                  --         474,447
Non-competition agreements (Note 11)                   705,890         663,551
                                                  ------------    ------------

                                                  $ 21,862,339    $ 16,209,085
                                                  ============    ============

LIABILITIES

CURRENT LIABILITIES
    Accounts payable and accrued liabilities      $  1,507,553    $  1,114,545
    Demand loans (Note 12)                          17,525,064              --
    Current portion of long-term debt (Note 12)             --         462,535
    Current portion of obligations under
        capital leases (Note 13)                        20,735          22,912
    Income taxes payable                                63,877              --
    Litigation liability (Note 5)                           --         522,619
                                                  ------------    ------------
                                                    19,117,229       2,122,611

Obligations under capital leases (Note 13)              19,231          39,966
Long-term debt (Note 12)                                    --       7,318,804
Future income taxes (Note 18)                          316,910         229,607
                                                  ------------    ------------
                                                    19,453,370       9,710,988
                                                  ------------    ------------

Commitments (Note 19)

SHAREHOLDERS' EQUITY

Share capital (Note 14)                              9,895,142       9,897,116
Contributed surplus                                    667,585         104,022
Retained earnings (deficit)                         (8,124,638)     (3,502,196)
Cumulative translation adjustment                      (29,120)           (845)
                                                  ------------    ------------
                                                     2,408,969       6,498,097
                                                  ------------    ------------

                                                  $ 21,862,339    $ 16,209,085
                                                  ============    ============

Subsequent event (Note 23)


        See accompanying notes to the consolidated financial statements.


APPROVED BY THE BOARD   "TONY CONSALVO"   DIRECTOR    "THOMAS MILLEY"   DIRECTOR
                      --------------------          -------------------

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEARS ENDED MARCH 31, 2005 AND 2004
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------

                                                     2005           2004
                                                 ------------    ------------
REVENUE                                          $ 13,060,344    $  7,469,559
                                                 ------------    ------------

EXPENSES
    General and administrative                      2,393,711       1,446,886
    Legal judgment                                         --         522,619
    Rent                                              805,937         422,672
    Salaries and wages                              7,925,260       4,818,880
    Stock-based compensation                          411,275              --
                                                 ------------    ------------
                                                   11,536,183       7,211,057
                                                 ------------    ------------

Earnings before interest, income taxes,
    depreciation and amortization                   1,524,161         258,502

Interest and financing costs (Note 20)             (4,539,268)       (941,153)
                                                 ------------    ------------

Earnings (loss) before income taxes,
    depreciation and amortization                  (3,015,107)       (682,651)

Depreciation and amortization                      (1,303,867)       (481,025)
                                                 ------------    ------------

Earnings (loss) before income taxes                (4,318,974)     (1,163,676)
                                                 ------------    ------------

INCOME TAXES (Note 18)
    Current                                            63,877              --
    Future (recovery)                                  87,303        (112,178)
                                                 ------------    ------------
                                                      151,180        (112,178)
                                                 ------------    ------------
Net earnings (loss) for the year                   (4,470,154)     (1,051,498)
                                                 ------------    ------------

RETAINED EARNINGS (DEFICIT), beginning of year
    As previously reported                         (3,502,196)     (2,450,698)
    Change in accounting policy (Note 3)             (152,288)             --
                                                 ------------    ------------
    As restated                                    (3,654,484)     (2,450,698)
                                                 ------------    ------------

RETAINED EARNINGS (DEFICIT), end of year         $ (8,124,638)   $ (3,502,196)
                                                 ============    ============


Earnings (loss) per share -- basic and diluted   $      (0.56)   $      (0.14)
                                                 ============    ============








        See accompanying notes to the consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
YEARS ENDED MARCH 31, 2005 AND 2004
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------

                                                             2005          2004
                                                         -----------    -----------
                                                                         (Note 22)
CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
    Net earnings (loss) for the year                     $(4,470,154)   $(1,051,498)
    Adjustments to reconcile net cash provided
    by operating activities
       Depreciation and amortization                       1,303,867        481,025
       Future income taxes                                    87,303       (112,178)
       Amortization of deferred financing costs and
          loan discounts                                     396,688        475,512
       Impairment of deferred financing costs and
          unamortized loan discounts                       2,539,697             --
       Stock-based compensation                              411,275             --
       Changes in non-cash working capital accounts
          Accounts receivable                               (370,786)      (297,054)
          Prepaid expenses                                  (103,420)        47,086
          Accounts payable and accrued liabilities           365,524         57,212
                                                         -----------    -----------
                                                             159,994       (399,895)
                                                         -----------    -----------

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
    Net proceeds on sale of common shares                     (1,974)       314,006
    Proceeds from demand loans                             7,469,141      5,977,079
    Repayments on demand loans                              (417,340)    (2,199,696)
    Financing costs paid                                    (832,998)      (557,324)
                                                         -----------    -----------
                                                           6,216,829      3,534,065
                                                         -----------    -----------

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
    Advance on note receivable                                    --       (196,575)
    Additions to computer systems and office equipment       (66,256)       (66,230)
    Business acquisitions (Note 4)                        (8,157,225)    (4,611,292)
                                                         -----------    -----------
                                                          (8,223,481)    (4,874,097)
                                                         -----------    -----------
EFFECT OF FOREIGN EXCHANGE                                   258,939         10,182
                                                         -----------    -----------
INCREASE (DECREASE) IN CASH DURING THE YEAR               (1,587,719)    (1,729,745)
CASH AND CASH EQUIVALENTS, beginning of year               1,989,663      3,719,408
                                                         -----------    -----------
CASH AND CASH EQUIVALENTS, end of year                   $   401,944    $ 1,989,663
                                                         ===========    ===========

CASH AND CASH EQUIVALENTS is comprised of
    Cash                                                 $   401,944    $   679,006
    Term deposits                                                 --      1,310,657
                                                         -----------    -----------
                                                         $   401,944    $ 1,989,663
                                                         ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION
    Income taxes paid                                    $        --    $        --
                                                         ===========    ===========
    Interest paid                                        $ 1,390,222    $   382,766
                                                         ===========    ===========


        See accompanying notes to the consolidated financial statements.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


1.     NATURE OF OPERATIONS

       Anthony Clark International Insurance Brokers Ltd. (the "Company") operates general insurance brokerages in Canada and the United States.

2.     ACCOUNTING POLICIES

       BASIS OF PRESENTATION
       These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

       USE OF ESTIMATES
       Significant estimates used in the preparation of these financial statements include the collectibility of accounts receivable, the allocation of the purchase price on business acquisitions, the valuation of reporting units when testing the recoverability of goodwill and intangible assets, the estimated useful lives of tangible and intangible assets and the fair value of stock-based compensation.

       REVENUE RECOGNITION
       Commission revenue, which is earned by the placement of insurance policies with underwriters, is recognized as of the effective date of each policy provided that collection is believed to be reasonably assured. Contingent commissions are based on the underwriters' profitability on insurance policies placed by the Company and are recognized when received.

       COMPUTER SYSTEMS AND OFFICE EQUIPMENT
       Computer systems and office equipment are carried at cost less accumulated depreciation. Depreciation is provided using the following rates and methods:

             Computer equipment and software   --  30% declining balance
             Corporate website                 --  3   years straight-line
             Furniture and equipment           --  20% declining balance

       IMPAIRMENT OF LONG-LIVED ASSETS
       Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

       BUSINESS COMBINATIONS
       Business acquisitions are accounted for using the purchase method whereby the fair value of consideration given is allocated to identifiable assets acquired and liabilities assumed. The results of operations and cash flows of an acquired business are included in the Company's financial statements from the date of acquisition. Where the consideration given is subject to contingent adjustment based on future periods' operating results, such adjustment is recognized in the period the contingency is resolved.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


2.     ACCOUNTING POLICIES - continued

       CUSTOMER ACCOUNTS
       Acquired customer accounts are carried at cost less accumulated amortization. Amortization is provided on a straight-line basis over estimated useful lives of between two and seventeen years. The carrying value of customer accounts is periodically assessed for impairment in accordance with the Company's accounting policy for impairment of long-lived assets.

       GOODWILL
       Goodwill results from business combinations and represents the excess of the consideration given over the fair value of identifiable net assets acquired. Goodwill is not subject to amortization but is subject to an impairment test that is performed at least annually.

       NON-COMPETITION AGREEMENTS
       Non-competition agreements are secured at the time of business combinations and are recognized at their estimated fair value at the date of acquisition. Amortization is provided on a straight-line basis over their estimated useful lives of between six and ten years. Impairment is periodically assessed in accordance with the Company's policy for impairment of long-lived assets.

       DEFERRED FINANCING COSTS AND DEBT DISCOUNTS
       Deferred financing costs and debt discounts are amortized over the term of the related indebtedness using the effective interest rate method. If the related debt becomes due on demand or is settled earlier, the related balance of unamortized deferred financing costs and debt discounts are charged to earnings.

       FOREIGN CURRENCY TRANSLATION
       The Company uses the current rate method under which the assets and liabilities of self-sustaining foreign operations are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated using weighted average exchange rates for the year. Foreign currency translation gains and losses are shown as a separate component of shareholders' equity.

       EARNINGS (LOSS) PER SHARE
       Earnings (loss) per share is determined using the weighted average number of common shares outstanding during the year, which amounted to 7,955,153 (2004 - 7,713,980) common shares. Diluted earnings (loss) per share is calculated using the treasury stock method, which assumes proceeds from the exercise of stock options and warrants would be used to purchase common shares at the average market price for the year. Diluted earnings
       (loss) per share has not been presented separately as the effect of common shares issuable on exercise of issued stock options would be anti-dilutive.

       STOCK-BASED COMPENSATION
       Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company's stock, the expected lives of awards of stock-based compensation, the fair value of the Company's stock and the risk-free interest rate. The estimated fair value of awards of stock-based compensation are charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


2.     ACCOUNTING POLICIES - continued

       INCOME TAXES
       Income taxes are recorded using the liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the year. Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are recognized using enacted or substantively enacted income tax rates. Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

3.     CHANGE IN ACCOUNTING POLICY

       STOCK-BASED COMPENSATION
       Effective on April 1, 2004 the Company adopted the guidance in Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" of the CICA Handbook. As permitted, the Company adopted Section 3870 on a retroactive basis but has adjusted opening retained earnings of the current year for the cumulative effect of adoption on prior years. The comparative figures for the fiscal year ended March 31, 2004 have therefore not been restated to reflect this change in accounting policy.

4.     BUSINESS ACQUISITIONS

       YEAR ENDED MARCH 31, 2005
       During the year the Company acquired the net assets of two insurance brokerages known as "Vinciguerra", located in Virginia, and "Schuneman" located in Illinois. Purchase consideration of $ 10,100,831 (U.S.$ 8,228,463) was given to effect these acquisitions. Both acquisitions are subject to contingent adjustment based on future commission revenue, though in both acquisitions the purchase consideration may only be reduced. Goodwill attributed to both acquisitions is expected to be deductible for income tax purposes.

       The results of operations and cash flows of the acquired businesses are included in these financial statements from the closing dates of the acquisitions, which are September 8, 2004 for Vinciguerra and January 12, 2005 for Schuneman.

       The consideration given has been allocated to acquired identifiable assets and liabilities as follows based on the foreign exchange rates in effect on the dates of closing.


                                         Vinciguerra    Schuneman       Total
                                         -----------   -----------   -----------

       Customer accounts                 $ 1,855,983   $   227,906   $ 2,083,889
       Computer systems and equipment         64,390        36,759       101,149
       Non-competition agreements            160,975        34,308       195,283
       Goodwill                            6,978,094       823,504     7,801,598
       Other                                   6,439            --         6,439
       Liabilities assumed                   (87,527)           --       (87,527)
                                         -----------   -----------   -----------
                                         $ 8,978,354   $ 1,122,477   $10,100,831
                                         ===========   ===========   ===========

       CONSIDERATION PAID

       Cash                              $ 7,857,638   $   299,588   $ 8,157,226
       Fair values of notes payable        1,120,716       822,889     1,943,605
                                         -----------   -----------   -----------

                                         $ 8,978,354   $ 1,122,477   $10,100,831
                                         ===========   ===========   ===========

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


4.     BUSINESS ACQUISITIONS - continued

       The notes issued in connection with the Vinciguerra and Schuneman acquisitions are at rates of interest that were determined to be below the estimated market rate of interest for indebtedness with similar terms and credit quality. These notes have therefore been accounted for at their discounted fair values.

       During the year ended March 31, 2005 the contingent adjustment related to John's, see below, was resolved, and the purchase consideration was reduced by $ 9,083 (U.S.$ 7,509).

       YEAR ENDED MARCH 31, 2004
       During the year the Company acquired the net assets of two insurance brokerages known as "Vista" and "John's", both of which are located in California. Purchase consideration of $ 8,600,642 (U.S.$ 6,515,638) was given to effect these acquisitions. The Vista acquisition is subject to contingent adjustment based on commission revenue earned in the second year and the fifth year after closing. This additional consideration cannot be reasonably estimated and will therefore be accounted for when the contingency is resolved. Goodwill attributed to both acquisitions is expected to be deductible for income tax purposes.

       The results of operations and cash flows of the acquired businesses are included in the financial statements from the closing dates of the acquisitions, which are October 17, 2003 for Vista and November 6, 2003 for John's.

       The consideration given was allocated to acquired identifiable assets and liabilities as follows based on the foreign exchange rates in effect at the dates of closing.

                                                Vista        John's       Total
                                              ----------   ----------   ----------
       Customer accounts                      $2,481,432   $1,372,120   $3,853,552
       Computer systems and office equipment     136,706       45,941      182,647
       Non-competition agreements                523,992      179,826      703,818
       Goodwill                                3,038,638      885,122    3,923,760
       Obligation under capital lease            (63,135)          --      (63,135)
                                              ----------   ----------   ----------

                                              $6,117,633   $2,483,009   $8,600,642
                                              ==========   ==========   ==========

       CONSIDERATION PAID

       Cash                                   $2,357,618   $2,253,674   $4,611,292
       Fair values of notes payable            3,760,015      229,335    3,989,350
                                              ----------   ----------   ----------

                                              $6,117,633   $2,483,009   $8,600,642
                                              ==========   ==========   ==========


       The note issued in connection with the Vista acquisition is at a rate of interest that was determined to be below the estimated market rate of interest for indebtedness with similar terms and credit quality. This note has therefore been accounted for at its discounted fair value.

5.     RESTRICTED CASH

       During the year ended March 31, 2005 the Company settled an outstanding legal judgment for a cash payment of $ 450,000. As at March 31, 2004 the Company had provided for the full amount of the judgment, $ 522,619 and had paid that amount into trust. During 2005 the difference of $ 72,619 was recovered.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------

6.     NOTE RECEIVABLE

       The amount due from a corporation controlled by an officer of the subsidiary is due on demand, does not bear interest and is denominated in U.S. dollars (U.S.$ 150,000). The amount due is collateralized by a pledge of assets.

7.     DUE FROM DIRECTOR

       The amount due from an officer and director bears interest at the Royal Bank of Canada's prime rate of interest and is collateralized by a pledge of marketable securities and a pledge of other personal assets. The amount is repayable on demand but the Company does not anticipate requesting full repayment during the 2006 fiscal year.

8.     COMPUTER SYSTEMS AND OFFICE EQUIPMENT

                                                            2005
                                          --------------------------------------
                                                       Accumulated
                                             Cost      depreciation      Net
                                          ----------  -------------   ----------
       Computer equipment and software    $  885,741    $  654,360    $  231,381
       Furniture and equipment               398,481       230,420       168,061
       Corporate website                       9,245         9,245            --
                                          ----------    ----------    ----------

                                          $1,293,467    $  894,025    $  399,442
                                          ==========    ==========    ==========

                                                             2004
                                          --------------------------------------
                                                       Accumulated
                                             Cost      depreciation      Net
                                          ----------  -------------   ----------
       Computer equipment and software    $  805,876    $  569,390    $  236,486
       Furniture and equipment               334,434       195,920       138,514
       Corporate website                       9,245         7,705         1,540
                                          ----------    ----------    ----------

                                          $1,149,555    $  773,015    $  376,540
                                          ==========    ==========    ==========

       Included in computer systems and office equipment are assets under capital lease with a cost of $ 45,693 (2004 - $ 26,518) net of accumulated depreciation of $ 15,078 (2004 - $ 7,425).

9.     CUSTOMER ACCOUNTS

                                                       2005            2004
                                                    -----------     -----------
       Cost                                         $ 8,719,481     $ 7,069,520
       Accumulated amortization                      (3,040,982)     (2,042,119)
                                                    -----------     -----------

                                                    $ 5,678,499     $ 5,027,401
                                                    ===========     ===========

10.    DEFERRED FINANCING COSTS

                                                       2005            2004
                                                    -----------     -----------
       Cost                                         $        --     $   476,727
       Accumulated amortization                              --          (2,280)
                                                    -----------     -----------

                                                    $        --     $   474,447
                                                    ===========     ===========

       During the year ended March 31, 2005 the Company charged all deferred financing costs to earnings as discussed in Note 12.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


11.    NON-COMPETITION AGREEMENTS

                                                                                   2005               2004
                                                                               ------------       ------------
       Cost                                                                    $    830,300       $    703,818
       Accumulated amortization                                                    (124,410)           (40,267)
                                                                               ------------       ------------

                                                                               $    705,890       $    663,551
                                                                               ============       ============

12.    DEMAND LOANS

                                                                                   2005               2004
                                                                               ------------       ------------

       Due on demand (U.S.$ 3,500,000) with interest at the prime rate of interest plus 8% per annum, with interest only payments until
          March 24, 2005 and then repayable in monthly payments of
          approximately $ 95,000 including principal and interest, due on
          March 22, 2011 and collateralized by a pledge of all assets of
          the Company and cash held in escrow.                                 $  4,233,600       $  4,586,749

          Cash held in escrow (U.S.$ 500,000)                                      (609,306)          (655,274)
                                                                               ------------       ------------
                                                                                  3,624,294          3,931,475
                                                                               ------------       ------------


       Due on demand (U.S.$ 2,901,558) with interest at the prime rate of interest plus 2% per annum, with interest only payments until June 14, 2006 and then repayable in monthly payments of
          $ 103,446 including principal and interest, due on June 14,
          2009 and collateralized by a pledge of all assets of the Company.       3,509,728                 --
                                                                               ------------       ------------

       Note payable (U.S.$ 3,250,000) with interest at 14% per annum, with interest only payments, due on August 31, 2008 and
          collateralized by a pledge of certain assets of the Company.            3,931,200                 --
                                                                               ------------       ------------

       Note payable without interest, repaid on December 31, 2004.                       --            228,969
                                                                               ------------       ------------

       Note payable (U.S.$ 900,497) with interest at 7% per annum and repayable in monthly payments of $ 23,951 including principal and interest, due on August 31, 2009 and collateralized by a
          pledge of certain assets of the Company.                                1,089,241                 --
                                                                               ------------       ------------

       Note payable (U.S.$ 1,155,000) with interest at 8% per annum and repayable in monthly payments of $ 28,328 including principal and interest, that do not begin until January 1, 2008, due on
          December 31, 2012 and collateralized by a pledge of certain
          assets of the Company.                                                  1,397,088                 --
                                                                               ------------       ------------

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


12.    DEMAND LOANS - continued

                                                                                    2005              2004
                                                                                ------------      ------------

       Note payable (U.S.$ 3,284,982) to a trust of which an officer of the Company's subsidiary is a trustee, with interest at 7% per annum and repayable in monthly payments of $ 49,366 including principal and interest, due on September 30, 2013 and
          collateralized by a pledge of certain assets of the Company. No payments have been made since August 2004 as the lending
          agreement provides for secession of payments based on available
          working capital.                                                      $  3,973,513      $  4,444,379

          Unamortized discount provided at 12% market rate
             of interest                                                                  --          (823,484)
                                                                                ------------      ------------
                                                                                   3,973,513         3,620,895
                                                                                ------------      ------------
                                                                                  17,525,064         7,781,339
       Long-term portion                                                                  --        (7,318,804)
                                                                                ------------      ------------

                                                                                $ 17,525,064      $    462,535
                                                                                ============      ============

       During the year the Company and its creditors entered into agreements that define the rights and priorities of each creditor in respect of the Company's collateral in the event of default. These agreements impose no additional material obligations on the Company.

       COMPLIANCE WITH LENDING COVENANTS
       During the year ended March 31, 2005 the Company was not in compliance with certain of the covenants provided by certain of its credit facilities. As is required by Canadian generally accepted accounting principles, the Company reclassified its long-term debt as current liabilities as a result of these covenant violations. All unamortized deferred financing costs and unamortized debt discounts were also charged to earnings (see Note 20).

       Subsequent to year end, one creditor furnished formal notice of default effective as of February 28, 2005.

       See Note 23.

13.    OBLIGATIONS UNDER CAPITAL LEASES

                                                                                2005              2004
                                                                            ------------      ------------
       Obligation under capital lease, bearing interest at 9.78%
          per annum and secured by the assets under lease                   $     12,444      $     17,624

       Obligation under capital lease, bearing interest at 15%
          per annum and secured by the assets under lease                         27,522            45,254
                                                                            ------------      ------------
                                                                                  39,966            62,878
       Current portion                                                           (20,735)          (22,912)
                                                                            ------------      ------------

                                                                            $     19,231      $     39,966
                                                                            ============      ============


ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


14.    SHARE CAPITAL

       Authorized
          Unlimited common shares without par value

                                                     2005                                2004
                                        ------------------------------      ------------------------------
                                           Shares            Amount            Shares            Amount
                                        ------------      ------------      ------------     -------------
       Issued
          Beginning of year                7,955,153      $  9,897,116         7,692,055      $  9,687,132
          Common shares issued
             for private placement                --                --           263,098           336,765
          Fair value of stock
             purchase warrants                    --                --                --          (104,022)
          Share issue costs                       --            (1,974)               --           (22,759)
                                        ------------      ------------      ------------      ------------

                                           7,955,153      $  9,895,142         7,955,153      $  9,897,116
                                        ============      ============      ============      ============

       During the year ended March 31, 2004 the Company issued 263,098 units on a private placement basis for cash of $ 336,765 ($ 1.28 per unit) and paid costs of issue of $ 24,733. Each unit was comprised of one common share and one share purchase warrant. Each share purchase warrant is exercisable into one common share at $ 1.60 per common share until February 28, 2006. No share purchase warrants were exercised during the year ended March 31, 2005.

15.    STOCK-BASED COMPENSATION

       The Company has an incentive stock option plan which provides for the award of stock options to directors, officers, employees and consultants. A maximum of 1,309,811 common shares are reserved under the plan. The terms and exercise prices of all stock option awards are determined by the directors at the time of issue. All stock options awarded prior to March 31, 2001 vested immediately. Stock options awarded during the year ended March 31, 2002 vest over periods of up to five years. All stock options awarded during the years ended March 31, 2004 and 2005 vested immediately.

       Changes in stock options during the years ended March 31, 2005 and 2004 are as follows:

                                                      2005                              2004
                                          ----------------------------      ------------------------------
                                                             Weighted                           Weighted
                                                              average                            average
                                           Number of         exercise        Number of          exercise
                                            options            price          options            price
                                          ------------     -----------      ------------      ------------
       Outstanding,  beginning of year       1,308,811     $      1.23           984,400      $      1.37
       Awarded                                 520,000            1.10           334,411             0.82
       Cancelled                                (4,000)          (1.00)          (10,000)           (1.00)
       Expired                                (534,400)          (1.69)               --               --
                                          ------------     -----------      ------------      -----------
       Outstanding, end of year              1,290,411     $      1.00         1,308,811      $      1.23
                                          ============     ===========      ============      ===========

       Exercisable, end of year              1,277,411     $      1.00         1,244,611      $      1.25
                                          ============     ===========      ============      ===========


ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


15.    STOCK-BASED COMPENSATION - continued

       The following table sets forth information relating to stock options outstanding as at March 31, 2005:

                                          Number         Weighted                       Number
                                       outstanding       average       Weighted-      exercisable      Weighted
                       Range of            at           remaining       average           at           average
                       exercise         March 31,      contractual      exercise        March 31,      exercise
        Expiry          prices            2005             life          price           2005           price
       --------    ----------------     ----------     -----------     ---------      -----------     ----------
       10/26/06    $           1.00        431,000           1.58      $    1.00         420,500      $     1.00
       03/18/07                1.15          5,000           1.96           1.15           2,500            1.15
       08/29/08                0.81        319,411           3.42           0.81         319,411            0.81
       08/29/08                1.00         15,000           3.42           1.00          15,000            1.00
       08/05/09                1.10        505,000           4.33           1.10         505,000            1.10
       08/16/09                1.25         15,000           4.33           1.25          15,000            1.25
                   ----------------     ----------       --------      ---------      ----------      ----------

                   $ 0.81 to $ 1.25      1,290,411           3.17      $    1.00       1,277,411      $     1.00
                   ================     ==========       ========      =========       =========      ==========

       The fair value of stock options awarded to employees, directors and consultants was estimated on the dates of awards using the Black-Scholes option pricing model with the following assumptions:

                                                                                        2005            2004
                                                                                      ---------       ---------
       Risk-free interest rate                                                             2.6%            2.6%
       Estimated volatility                                                                 93%             64%
       Expected lives                                                                   5 years         5 years

       The average fair value of stock options awarded during the 2005 and 2004 fiscal years, as calculated using the Black-Scholes option pricing model, was $ 0.79 and $ 0.45 per stock option.

       The Black-Scholes option pricing model was developed for use in estimating the fair value of stock options that have no vesting provisions and are fully transferable. Also, option pricing models require the use of estimates and assumptions including expected volatility. The Company uses expected volatility rates which are based upon historical volatility rates. Changes in the underlying assumptions can materially affect these fair value estimates.

16.    RELATED PARTY TRANSACTIONS

       The Company enters into transactions with related parties from time to time in the normal course of business. Related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to between the related parties, unless otherwise noted.

       Included in accounts payable and accrued liabilities is $ 159,014 (2004 - $ Nil) of accrued interest due to a corporation controlled by an officer of the subsidiary.

       Two directors are also partners with law partnerships. During the year the Company incurred $ 231,601 (2004 - $ 298,296) of legal fees with these law partnerships.

       During the year the Company paid $ 246,831 (2004 - $ 322,146) to a trust, of which an officer of the Company's subsidiary is a trustee, comprised of $ 118,154 (2004 - $ 222,255) representing interest on a note payable and $ 128,677 (2004 - $ 99,696) of principal.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


16.    RELATED PARTY TRANSACTIONS - continued

       The Company processes certain of its insurance policy sales through facilities owned by an officer of the subsidiary. During the year the Company processed $ 2,377,971 (2004 - $ 1,307,446) of revenue through this arrangement, incurred payroll costs, rent and overhead of $ 3,053,440 (2004 - $ 1,462,369) and paid for the purchase of office equipment of $ 40,984 (2004 - $ 46,103). Accounts receivable includes $ 60,408 (2004 - accounts payable of $ 60,832) in connection with this arrangement.

       See Notes 6, 7 and 12.

17.    FINANCIAL INSTRUMENTS

       The Company's financial instruments consist of cash, accounts receivable, an amount due from a director, a note receivable, accounts payable and accrued liabilities, demand loans and obligations under capital leases.

       FAIR VALUE
       The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The fair value of the amount due from a director, demand loans and the obligations under capital leases are approximated by their carrying values as these items bear market rates of interest. The fair value of the note receivable is not practicably determinable as the amount is due from a related party.

       CREDIT RISK
       The Company financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are in place with major financial institutions. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers. The Company has evaluation and monitoring processes in place and writes off accounts when they are determined to be uncollectible.

       FOREIGN CURRENCY RISK
       The Company conducts business operations in the United States and has U.S. dollar denominated indebtedness and is therefore exposed to cash flow risks associated with fluctuations in the relative value of the Canadian and U.S. dollar. The Company does not engage in hedging activities or use financial instruments to reduce its risk exposure.

       INTEREST RATE RISK
       Certain of the Company's indebtedness bears interest at floating rates of interest, which exposes the Company to interest rate cash flow risk. Should the base rate of interest increase in the future, the Company's required interest payments will also increase.

18.    INCOME TAXES

       Income tax expense or recovery is the sum of the Company's provision for current income taxes and the difference between the opening and ending balances of its future income tax assets and liabilities.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


18.    INCOME TAXES - continued

       The provision for income tax differs from the result which would have been obtained by applying the statutory income tax rate of 33.6% (2004 - 36.62%) to the Company's net income (loss) before income taxes. The difference results from the following items:


                                                                             2005              2004
                                                                        -------------      ------------
       Expected tax expense (recovery)                                  $  (1,501,971)     $   (385,059)
       Effect of income tax rate changes on future
          income taxes                                                             --            (5,924)
       Non-deductible impairment of debt discounts                            480,031                --
       Net non-deductible portion of financing costs                          417,148                --
       Net unrecognized benefit of loss carryforwards                         999,558           287,449
       Non-deductible stock-based compensation                                138,188                --
       Net effect of deductible goodwill and intangibles                     (377,163)               --
       Other                                                                   (4,611)           (8,644)
                                                                         ------------      ------------

                                                                         $    151,180      $   (112,178)
                                                                         ============      ============

       The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at March 31, 2005 and 2004 are as follows:


                                                                             2005              2004
                                                                        -------------      ------------
       FUTURE INCOME TAX ASSETS
           Customer accounts, with tax basis                             $    199,478      $     38,990
           Share issue costs                                                       --            40,690
           Other assets                                                        33,067                55
           Non capital losses                                               1,326,180           502,038
           Computer systems and office equipment                                   --             1,633
           Valuation allowance                                             (1,279,658)         (352,141)
                                                                         ------------      ------------
                                                                              279,067           231,265
                                                                         ------------      ------------
       FUTURE INCOME TAX LIABILITIES
           Goodwill                                                          (255,038)          (42,519)
           Customer accounts, without tax basis                              (340,939)         (418,353)
                                                                         ------------      ------------
                                                                             (595,977)         (460,872)
                                                                         ------------      ------------

       NET FUTURE INCOME TAX LIABILITY                                   $   (316,910)     $   (229,607)
                                                                         ============      ============

       As at March 31, 2005, the Company has accumulated U.S. net operating losses of approximately $ 3,132,000, which can be carried forward and charged against future taxable income. A valuation allowance has been provided for these future income tax assets as there is no reasonable assurance the potential benefit of these losses will be realized. These losses expire principally in 2024 and 2025.

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------

19.    COMMITMENTS

       The Company leases office premises under operating leases that expire at various dates during the 2006 through 2008 fiscal years. The Company's minimum lease payments under the agreements are as follows:

                2006                                                              $    712,203
                2007                                                                   250,212
                2008                                                                    27,283
                                                                                  ------------

                                                                                  $    989,698
                                                                                  ============


20.    INTEREST AND FINANCING COSTS


                                                                               2005            2004
                                                                          -------------    ------------
       CANADIAN OPERATIONS
          Interest and financing costs on Paragon
              term loan repaid                                             $        --     $    274,866
          Interest on obligations under capital lease                             1,410           1,701
                                                                           ------------    ------------
                                                                                  1,410         276,567
                                                                           ------------    ------------

       U.S. OPERATIONS
          Amortization of discount on reclassified long-term debt               166,489          62,625
          Interest and loan fees on long-term debt                            1,596,851         186,520
          Amortization of financing costs                                       230,199         412,887
          Impairment of discount on reclassified long-term debt               1,428,664              --
          Impairment of deferred financing costs on reclassified
              long-term debt                                                  1,111,033              --
          Interest on obligations under capital lease                             4,622           2,554
                                                                           ------------    ------------
                                                                              4,537,858         664,586
                                                                           ------------    ------------

                                                                           $  4,539,268    $    941,153
                                                                           ============    ============

21.    SEGMENT DISCLOSURES

       The Company operates in two geographic regions, Canada and the United States. There were no inter-segment transactions during the reporting periods:

                                               Twelve months ended                          Twelve months ended
                                                  March 31, 2005                               March 31, 2004
                                    -----------------------------------------    ------------------------------------------
       Operating Segments               Canada         U.S.      Consolidated      Canada           U.S.       Consolidated
                                    ------------   -----------   ------------    -----------    -----------    ------------

       Revenue                      $  5,189,302   $ 7,871,042   $ 13,060,344    $ 5,489,636    $ 1,979,923     $  7,469,559
       Net earnings                      (70,047)   (4,400,107)    (4,470,154)      (189,146)      (862,352)      (1,051,498)
       Identifiable assets             4,198,839    17,663,500     21,862,339      5,490,449     10,718,636       16,209,085
       Additions to:
          Computer systems
            and office equipment           7,755        58,501         66,256         21,797         44,433          66,230
          Goodwill (Note 4)                   --     7,801,598      7,801,598             --      3,923,760       3,923,760
       Depreciation and
          amortization                   266,328     1,037,539      1,303,867        284,211        196,814         481,025
       Interest and financing costs        1,410     4,537,858      4,539,268        276,567        664,586         941,153
       Computer systems and
          office equipment and
          goodwill                     1,705,067    11,219,709     12,924,776      1,745,839      4,089,886       5,835,725

ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2005 AND 2004
(Expressed in Canadian dollars)
--------------------------------------------------------------------------------


22.    COMPARATIVE FIGURES

       Certain 2004 comparative figures have been reclassified to conform to the presentation used in the current year.

23.    SUBSEQUENT EVENT

       On June 15, 2005, the Company closed a U.S.$ 25,000,000 ($ 30,750,000)
       secured debt financing arrangement with United States lenders, Bridge Healthcare Finance, LLC and Bridge Opportunity Finance, LLC (collectively, the "Lenders") whereby the Lenders have agreed to provide a U.S.$ 25,000,000 ($ 30,750,000) five year term loan facility (the "Facility") to the Company.

       The Company can borrow an aggregate amount, not to exceed at any time outstanding, three times the trailing twelve month adjusted Earnings Before Interest, Income taxes, Depreciation and Amortization ("EBITDA"). The Facility will mature on June 15, 2010. Principal repayments are based upon an excess cash flow availability formula. Interest is payable monthly calculated at the rate of prime plus 6.25% per annum, but at no time less than 12% per annum, with an effective rate reduction of 1.5% and 2.5% for new equity raised of U.S.$ 3.0 million and U.S.$ 5.0 million respectively. As additional consideration for providing the Facility, the Company has issued the Lenders a total of 1,439,128 warrants exercisable to purchase 1,439,128 common shares at a price of $ 0.80 per share until June 15, 2010.

       The Facility has been fully guaranteed and collateralized by the Company.

       The initial term loan proceeds of U.S.$ 7,527,105 were used to repay the credit facilities that were in default as of March 31, 2005 in the amount of U.S.$ 6,458,460, and pay the costs of U.S.$ 1,515,000 incurred in relation to the Facility. Additional costs have been incurred for which the amounts cannot be determined at this point in time.

       The balance of the Facility may only be used to fund permitted acquisitions within the United States.